FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month May 2008

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Ö            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

1.	VALUATION OF ASSETS AND LIABILITIES

The financial statements of Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”) and its subsidiaries (the Company, together with its subsidiaries, “Arauco”) have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by Superintendencia de Valores y Seguros of Chile (the “Chilean Securities Commission”). In management’s opinion there is no material difference between the Company’s economic value and the valuation reflected in the Company’s financial statements.

2.	ANALYSIS OF FINANCIAL POSITION

a)	Analysis of the Balance Sheet

On January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. began maintaining their accounting records and preparing their financial statements in U.S. dollars.

On January 1, 2003, the Company’s subsidiaries Forestal Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Cholguán S.A. and Arauco Internacional S.A. also began maintaining their accounting records and preparing their financial statements in U.S. dollars.

The principal components of assets and liabilities as of March 31, 2007 and 2008 are as follows:

Assets	2007 ThU.S.$	2008 ThU.S.$
Current assets	1,677,542	2,194,332
Property, plant and equipment	6,144,811	6,607,456
Other assets	86,552	126,152

Total assets	7,908,905	8,927,940

Liabilities and Shareholders’ Equity	2007 ThU.S.$	2008 ThU.S.$
Current liabilities	788,865	827,508
Long-term liabilities	2,175,707	2,458,575
Minority interest	12,499	67,296
Shareholders’ equity	4,931,834	5,574,561

Total liabilities and shareholders’ equity	7,908,905	8,927,940

Total assets increased by 12.9%, or U.S.$1,019 million, from March 31, 2007 to March 31, 2008. This increase is mainly attributable to an increase in property, plant and equipment, inventories, trade accounts receivable and marketable securities.

Total liabilities increased by U.S.$322 million from March 31, 2007 to March 31, 2008. This increase is mainly attributable to a net increase in bonds of U.S.$143 million, an increase in accounts payable of U.S. $63 million, an increase in deferred tax of U.S.$63 million, and an increase in bank liabilities of U.S. $87 million, partially offset by a decrease in income tax of U.S.$57 million.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

2.	ANALYSIS OF FINANCIAL POSITION, continued

a)	Analysis of the Balance Sheet, continued

The main financial and operating ratios are as follows:

Liquidity ratios	03/31/2007	12/31/2007	03/31/2008
Current ratio	2.13	3.07	2.65
Acid ratio	1.14	1.77	1.55

The liquidity ratio in the current period represents an increase in current assets, due to a decrease in the short-term public debt and an increase in inventory, accounts receivables and marketable securities.

The increase in the current acid ratio from 2007 to 2008 is attributable to an increase in current assets due to higher trade accounts receivables, marketable securities and other receivables.

Debt indicators	03/31/2007	12/31/2007	03/31/2008
Debt to equity ratio	0.60	0.58	0.59
Short-term debt to total debt	0.27	0.20	0.25
Long-term debt to total debt	0.73	0.80	0.75
Financial expenses covered	5.61	5.83	6.59

The debt ratio was 0.60 and 0.59 at March 31, 2007 and March 31, 2008, respectively.

Current liabilities decreased from 27% of total liabilities at March 31, 2007 to 25% of total liabilities at March 31, 2008. The decrease is attributable to an increase in long-term bonds.

The ratio of financial expenses covered increased from 5.61 points in 2007 to 6.59 points in 2008. The increase is attributable to a higher increase in profits related to financial expenses.

Operational ratios	03/31/2007	12/31/2007	03/31/2008
Inventory turnover	0.63	2.79	0.68
Inventory turnover (excluding forests)	0.98	4.51	1.07
Inventory permanence (days)	143.05	129.01	133.06
Inventory permanence (excluding forests)	91.92	79.87	83.94

The ratio of inventory turnover increased from 0.63% at March 31, 2007 to 0.68% points at March 31, 2008. For this reason, the inventory permanence ratio decreased during the period ended March 31, 2008.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

2.	ANALYSIS OF FINANCIAL POSITION, continued

b)	Analysis of the Income Statement

The breakdown of operating income and costs is as follows:

Operating income	03/31/2007 ThU.S.$	12/31/2007 ThU.S.$	03/31/2008 ThU.S.$
Pulp	385,704	1,729,860	442,734
Sawn timber, cut wood, plywood and fiber panels	376,617	1,647,846	429,410
Forestry products	15,112	81,778	31,376
Other	26,159	116,248	52,855

Total operating income	803,592	3,575,732	956,375

Operating costs	03/31/2007 ThU.S.$	12/31/2007 ThU.S.$	03/31/2008 ThU.S.$
Timber	115,730	529,324	125,888
Forestry work	67,560	311,896	90,859
Depreciation	54,792	238,851	55,845
Other costs	180,395	857,969	257,718

Total operating costs	418,477	1,938,040	530,310

Analysis of Operating Income

Operating income includes net income of U.S.$252 million in 2008 compared to U.S.$245 million in 2007, an increase of U.S.$7 million, primarily due to an increase in sales revenue consisting of higher volume and prices, which was partially offset by an increase in costs of sales and administration and sales expenses, principally for freight expenses.

Analysis of Non-Operating Loss

There was a non-operating loss of U.S.$41 million in 2007, compared to U.S.$15 million in 2008. The change was primarily caused by an increase in non-operating loss as described in the following table:

Item	Million U.S.$
Other non-operating income	(2)
Financial expenses	2
Other non-operating expenses	3
Exchange difference	25
Others net	(2)

Decrease non-operating loss	26

The increase in the exchange difference is principally due to a strong depreciation of the dollar against the Chilean peso and the Euro, currency in which the Company owns financial investments.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

2.	ANALYSIS OF FINANCIAL POSITION, continued

Profitability ratios	03/31/2007	12/31/2007	03/31/2008
Equity yield	3.56	13.58	3.57
Asset performance ratio	2.19	8.46	2.23
Operating asset ratio	3.28	12.42	3.03
Income per share (U.S.$)	1.46	6.15	1.66
EBITDA *	307,478	1,303,310	337,889
Income after tax (ThU.S.$)	163,679	692,691	186,735

*	Earnings before income tax, interest, depreciation, amortization and extraordinary items.

Operational income ThU.S.$	244,660	1,008,562	251,921
Financial expenses ThU.S.$	(44,511)	(180,771)	(42,553)
Non-operating expenses ThU.S.$	(40,805)	(139,134)	(14,854)

3.	MARKET SITUATION

Pulp

During the first quarter of 2008, the pulp market remained generally favorable, even as there was an increased hardship in short fiber due to supply problems facing major producers of this product. This situation allowed the negotiation of a moderate increase in the prices of short pulp during the period. On the other hand, the long pulp market was comparatively weaker due to the combined increase in the supply stemming from the fact that many producers intensified production of long pulp at the expense of short pulp due to the supply issues discussed above. This situation translated into a weakness in the transaction prices of long pulp throughout the quarter.

Insofar as the world economy does not experience a significant deterioration in the upcoming months, the pulp market should not experience significant changes. In effect, although oversupply problems persist in the world paper industry—whose principal primary material is pulp, it is foreseeable that paper demand will be positively stimulated by the upcoming Olympic Games in China and the presidential elections in the United States.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

3.	MARKET SITUATION, continued

Wood

The real estate and construction market in the United States still has not reached bottom. Home construction continues to decrease, approaching a level of one million houses a year, compared to the commencement of construction of two million homes two years ago. There is significant inventory of unsold houses. This has negatively affected the sales volume of moldings and wood. The outlook does not look favorable and this situation is expected to continue through the end of 2008. Product prices remain low.

During the first quarter of this year, there was an increased availability of wood, especially from Europe. This has lowered the prices of wood in this continent as well as in the Middle East and North Africa.

In Asia, the supply and demand situation is more balanced and prices remain stable.

Panels

During the first quarter of 2008, sales from Paneles de Arauco grew 21% (measured in dollars) compared to the first quarter of 2007, without taking into account increased product sales from the sale of energy to other businesses of the Company, as well as the Sistema Interconectado Central (the Interconnected Central System).

The demand for AraucoPly (plywood) remains high with a 13% (measured in dollars) increase in sales when compared to the first quarter of 2007. This is due to the increased installed capacity available as a result of the start of operations of the second production line in the New Aldea Plant at the end of last year. The demand outlook is good for every market we service.

In regards to panels used for furniture, (Trupan, Faplac y Cholguan), while there are concrete signs of greater supply in all of the Latin American markets, the average price levels have increased 14% (measured in dollars) at the ex plant level compared to December 2007.

In the case of Molduras Truchoice (MDF), if the Sub Prime crisis remains latent, the lower supply from producers of MDF as well as Finger Joint moldings has allowed sales to keep up with the first quarter of 2007.

At the production level, the cost burdens of energy as well as resins and exchange rates continue. Up to the moment, this situation has not materially affected our contribution margins since market prices have increased more than the costs.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

4.	ANALYSIS OF CASH FLOW

	03/31/2007 ThU.S.$	12/31/2007 ThU.S.$	03/31/2008 ThU.S.$
Operating cash flow	251,606	1,029,042	146,644
Cash flow from financing activities	(73,444)	(188,764)	48,775
Cash flow from investment activities	(189,823)	(768,194)	(124,838)

Net cash flow for the period	(11,661)	72,084	70,581

We had a positive operating cash flow of U.S.$147 million compared to a U.S.$252 million for the first quarter of 2007, resulting from greater sale collections, partially offset by an increase in payments to suppliers and personnel.

Cash flow from financing activities at March 31, 2008 was a net expenses of U.S.$49 million compared to a net expense of U.S.$73 million for the first quarter of 2007. This change resulted from a lower debt payment compared with the same period in 2007.

Cash flow from investment activities for this period was a lower net expense than for the same period in 2007, due principally to minor disbursements for purchases in investments.

5.	MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of March 31, 2008, a relation between fixed rate debts and total consolidated debt of approximately 71.8%, which it believes is consistent with the industry in which it operates. The Company does not engage in futures or other hedging transactions to hedge against variations in the selling prices of pulp and forest products because it believes that risks resulting from price variations are limited in large part because the Company maintains one of the lowest cost structures in the industry.

In response to economic risks resulting from interest rate variations, the Company has applied policies consistent with the general policies of the industries in which it operates.

As explained in note 2, the Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both their assets and their liabilities are denominated in U.S. dollars, as are the majority of their revenues. As a result, their exposure to changes in the exchange rate has decreased significantly since January 1, 2002, when they began maintaining their accounting records and preparing their financial statements in U.S. dollars.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Balance Sheets

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

	At March 31,
	2007 ThU.S.$	2008 ThU.S.$
ASSETS
CURRENT ASSETS:
Cash	19,314	25,969
Time deposits	26,331	45,518
Marketable securities (note 3)	125,585	250,232
Trade accounts receivable (note 4)	498,372	625,379
Notes receivable	2,772	6,392
Other receivables	62,320	111,933
Notes and accounts receivable from related parties (note 18)	2,015	18,969
Inventories (note 5)	695,714	813,633
Recoverable taxes	108,460	115,637
Prepaid expenses	80,377	97,309
Deferred tax assets (note 15)	—	—
Other current assets	56,282	83,361

Total current assets	1,677,542	2,194,332

PROPERTY, PLANT AND EQUIPMENT: (note 6)
Land	520,990	641,579
Forests	2,577,526	2,879,101
Buildings and other infrastructure	1,986,188	2,089,783
Machinery and equipment	2,846,679	2,953,114
Other	469,334	509,720
Technical revaluation	68,769	68,769
Less: Accumulated depreciation	(2,324,675)	(2,534,610)

Net property, plant and equipment	6,144,811	6,607,456

OTHER NON-CURRENT ASSETS:
Investments in related companies (note 7)	84,414	148,755
Investments in other companies	253	316
Goodwill (note 8)	6,288	3,089
Negative goodwill (note 8)	(58,780)	(90,860)
Long-term receivables	11,792	17,757
Intangibles	722	973
Amortization	(374)	(546)
Other (note 9)	42,237	46,668

Total other non-current assets	86,552	126,152

Total assets	7,908,905	8,927,940

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Balance Sheets, continued

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

	At March 31,
	2007 ThU.S.$	2008 ThU.S.$
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current bank borrowings (note 10)	126,789	215,775
Current portion of long-term bank borrowings (note 14)	147,521	179,431
Current portion of bonds (note 12)	120,524	23,040
Current portion of other long term liabilities	404	601
Dividends payable	176	265
Trade accounts payable	226,447	289,123
Notes payable	5,867	5,562
Sundry accounts payable	17,485	5,992
Notes and accounts payable to related companies (note 18)	4,445	9,582
Accrued liabilities (note 13)	50,923	53,591
Withholding taxes	24,842	35,769
Income tax payable	56,834	—
Deferred income	4,207	4,326
Deferred taxes	1,779	3,813
Other current liabilities	622	638

Total current liabilities	788,865	827,508

LONG-TERM LIABILITIES:
Long-term bank borrowings (note 14)	362,791	329,372
Bonds (note 12)	1,582,500	1,822,500
Sundry accounts payable	2,912	1,554
Accrued liabilities	28,075	39,162
Deferred tax liabilities (note 15)	156,539	217,822
Other long-term liabilities	42,890	48,165

Total long-term liabilities	2,175,707	2,458,575

Minority interest (note 23)	12,499	67,296

SHAREHOLDERS’ EQUITY: (note 20)
Paid-up in capital	347,551	347,551
Share premium	5,625	5,625
Forestry and other reserves	1,589,337	1,793,751
Provisory Dividends	(89,758)	(108,896)
Retained earnings	2,914,210	3,349,091
Net income for the period	164,869	187,439

Total shareholders’ equity	4,931,834	5,574,561

Total liabilities and shareholders’ equity	7,908,905	8,927,940

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Statements of Income

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

	At March 31,
	2007 ThU.S.$	2008 ThU.S.$
OPERATING INCOME:
Sales revenue	803,592	956,375
Cost of sales	(418,477)	(530,310)
Gross profit	385,115	426,065
Administration and selling expenses	(140,455)	(174,144)

Operating income	244,660	251,921

NON-OPERATING INCOME:
Interest earned	5,661	4,688
Share of net income of related companies (note 7)	2,702	2,656
Other non-operating income (note 21)	5,748	4,149
Investment loss of related companies	—	(2,075)
Amortization of goodwill (note 8)	(738)	(46)
Interest expenses	(44,511)	(42,553)
Other non-operating expenses (note 22)	(9,673)	(7,029)
Price-level restatement (note 1)	(10)	(137)
Foreign currency exchange rate (note 1)	16	25,493

Non-operating loss	(40,805)	(14,854)

Income before taxes, minority interest and amortization of negative goodwill	203,855	237,067
Income taxes (note 15)	(40,176)	(50,332)
Income before minority interest and amortization of negative goodwill	163,679	186,735
Minority interest (note 23)	96	(737)
Income before amortization of negative goodwill	163,775	185,998
Amortization of negative goodwill (note 8)	1,094	1,441

Net income	164,869	187,439

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Statements of Consolidated Cash Flows

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

	At March 31,
	2007 ThU.S.$	2008 ThU.S.$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	164,869	187,439
Loss (Profit) on sale of assets
Loss (profit) on sale of property, plant and equipment	(68)	107
Items affecting income not involving the movement of cash:
Depreciation	58,278	58,960
Amortization of intangibles	9	12
Write-offs and provisions	699	792
Profit from investments accounted for under the equity method	(2,702)	(2,656)
Interest loss of related companies	—	2,075
Amortization of goodwill	738	46
Amortization of negative goodwill	(1,094)	(1,441)
Net price level restatement	10	137
Foreign currency exchange rate	(16)	(25,493)
Others	20,929	17,811
Decrease (Increase) in current assets:
Clients and debtors	37,464	(50,770)
Inventory	(30,247)	(86,975)
Other current assets	(15,560)	15,484
Increase (Decrease) in current liabilities:
Suppliers and creditors	3,275	47,477
Interest payable	2,792	8,149
Provision for income taxes	19,621	(4,388)
Other current liabilities	(7,391)	(20,122)

Net cash flows from operating activities	251,606	146,644

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Statements of Consolidated Cash Flows, continued

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

	At March 31,
	2007 ThU.S.$	2008 ThU.S.$
CASH FLOWS FROM FINANCING ACTIVITIES
Loans from financial institutions	205,037	228,610
Loans paid	(278,481)	(179,835)

Net cash flow from financing activities	(73,444)	48,775

CASH FLOWS FROM INVESTING ACTIVITIES
Sales of property, plant and equipment	22	367
Purchase of property, plant and equipment	(189,465)	(122,591)
Permanent investments	—	(2,353)
Capitalized interest paid	(521)	—
Other investments	141	(261)

Net cash flow from investment activities	(189,823)	(124,838)

Net cash flows from operating, investing and financing activities	(11,661)	70,581

Effect of inflation	571	6,028

Net decrease in cash and cash equivalents	(11,090)	76,609
Initial balance of cash and cash equivalents	184,296	267,229

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	173,206	343,838

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Organization and basis of presentation

Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”), and its subsidiaries are engaged principally in the production of pulp, forestry and wood products and the management of its subsidiaries’ forestry assets.

The financial statements of the Company and its subsidiaries (collectively known as “Arauco”) are presented on a consolidated basis and have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Superintendencia de Valores y Seguros (the “Chilean Securities Commission”). The Company consolidates the financial statements of the companies in which it controls a majority of voting shares. All significant intercompany transactions have been eliminated. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain minor reclassifications among account headings have been made to these consolidated financial statements in order to present them on a basis more familiar to readers of financial statements in the United States (the “U.S.”).

The consolidated financial statements as of March 31, 2007 and 2008 include the following direct and indirect subsidiaries of the Company, all of which are incorporated in Chile (except as otherwise noted).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

(a)	Organization and basis of presentation, continued

	Interest of the Company as of March 31, 2008			Total March 31, 2007
Subsidiary company	Direct %	Indirect %	Total %	Total %
Agenciamiento y Servicios Profesionales S.A. (Mexico)	—	99.99	99.99	99.99
Alto Paraná S.A. (Argentina)	—	99.98	99.98	99.97
Arauco Denmark ApS (Denmark)	—	99.99	99.99	99.99
Arauco Distribución S.A.	—	99.99	99.99	99.99
Arauco Ecuador S.A. (Ecuador)	0.10	99.89	99.99	99.99
Arauco Florestal Arapoti S.A. (Brazil)	—	79.99	79.99	—
Arauco Forest Brazil S.A. (Ex-L.D. Forest Products S.A.) (Brazil)	42.93	57.06	99.99	99.99
Arauco Forest Products B.V. (The Netherlands)	—	99.99	99.99	99.99
Arauco Generación S.A.	98.00	1.99	99.99	99.99
Arauco Honduras S. de R.L. de C.V. (Honduras)	0.06	99.93	99.99	99.99
Arauco Internacional S.A.	98.03	1.96	99.99	99.99
Arauco Perú S.A. (Peru)	—	99.99	99.99	99.99
Arauco Wood Products, Inc. (U.S.A.)	0.39	99.60	99.99	99.99
Araucomex S.A. de C.V. (Mexico)	—	99.99	99.99	99.99
Aserraderos Arauco S.A.	99.00	0.99	99.99	99.99
Bosques Arauco S.A.	1.00	98.93	99.93	99.93
Caif S.A. (Argentina)	—	99.99	99.99	99.99
Controladora de Plagas Forestales S.A.	—	61.17	61.17	60.44
Ecoboard S.A. (Argentina)	—	99.99	99.99	99.99
Ecoresin S.A. (Argentina)	—	99.99	99.99	99.99
Faplac S.A. (Argentina)	—	99.99	99.99	99.99
Flooring S.A. (Argentina)	—	99.99	99.99	60.00
Forestal Arauco Costa Rica S.A. (Costa Rica)	8.47	91.52	99.99	99.99
Forestal Arauco Guatemala S.A. (Guatemala)	0. 12	99.87	99.99	99.99
Forestal Arauco S.A.	99.92	—	99.92	99.92
Forestal Celco S.A.	1.00	98.93	99.93	99.93
Forestal Cholguán S.A.	—	97.43	97.43	97.31
Forestal Concepción S.A. (Panamá)	—	99.99	99.99	99.99
Forestal Cono Sur S.A. (Uruguay)	—	99.99	99.99	99.99
Forestal Los Lagos S.A.	—	79.94	79.94	79.94
Forestal Misiones S.A. (Argentina)	—	99.99	99.99	99.99
Forestal Valdivia S.A.	1.00	98.93	99.93	99.93
Industrias Forestales S.A. (Argentina)	10.00	89.99	99.99	99.99
Inversiones Celco S.L. (Spain)	32.02	67.97	99.99	99.99
Investigaciones Forestales Bioforest S.A.	1.00	98.93	99.93	99.93
Forestal Nuestra Señora del Carmen S.A. (Ex—La Señora del Milagro S.R.L.) (Argentina)	10.00	89.99	99.99	99.99
Molduras Trupán S.A.	1.00	98.99	99.99	99.99
Paneles Arauco S.A.	99.00	0.99	99.99	99.99
Placas Do Paraná S.A. (Brazil)	7.82	92.17	99.99	99.99
Servicios Logísticos Arauco S.A.	45.00	54.99	99.99	99.99
Southwoods Arauco-Lumber and Millwork LLC (U.S.A.)	—	99.61	99.61	99.61
Trupán Argentina S.A. (Argentina)	—	99.99	99.99	99.99

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

(b)	Currency records

On January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. began maintaining their accounting records and preparing their financial statements in U.S. dollars.

On January 1, 2003, the subsidiaries Forestal Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Cholguán S.A. and Arauco Internacional S.A. also began maintaining their accounting records and preparing their financial statements in U.S. dollars.

The Company’s other Chilean subsidiaries maintain their accounting records and prepare their financial statements in Chilean pesos.

(c)	Price-level restatement and foreign currency exchange rate

(i)	Price-level restatement

The charge or credit for price-level restatement of the subsidiaries that record and prepare their financial statements in Chilean pesos in the consolidated financial statements is comprised of the following two factors:

(A)	the effect of changes in the purchasing power of the Chilean peso during each year presented in the consolidated financial statements; and

(B)	the change in the value of assets and liabilities which are denominated in inflation index-linked units of account called Unidades de Fomento (“UF”).

(ii)	Changes in purchasing power

The effect of the changes in the purchasing power of the Chilean peso during each year presented in the consolidated financial statements, relating to the effect of the changes on the assets, liabilities and net income of the subsidiaries that record and prepare their financial statements in Chilean pesos, is calculated by restating non-monetary assets, liabilities, shareholders’ equity and income statement accounts to reflect changes in the Chilean consumer price index from the date they were acquired or incurred to the end of the year. The net purchasing power gain or loss calculated as described above, and included in net income, reflects the effect of Chilean inflation on the value of non-monetary assets and liabilities (other than UF- and foreign currency-denominated assets and liabilities) held by these subsidiaries.

The restatements were calculated using the official consumer price index of the Chilean National Institute of Statistics and are based on the “prior month rule,” according to which inflation adjustments are based on the CPI at the close of the month preceding the close of the relevant period or transaction. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in Chile and, consequently, is widely used for financial reporting purposes in Chile.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

(c)	Price-level restatement and foreign currency exchange rate, continued

(ii)	Changes in purchasing power, continued

The values of the CPI were as follows:

	Index	Change from previous March 31,
March 31, 2007	124.93	2.6%
March 31, 2008	135.56	8.5%

The values of the CPI used for the price-level restatement for the two most recent fiscal periods were as follows:

	Index	Change from previous February 28,
February 28, 2007	124.40	2.7%
February 29, 2008	134.44	8.1%

The above-mentioned price-level restatements do not purport to represent appraisal or replacement values and are intended only to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

(iii)	Inflation Index-linked units of account (UF)

Assets and liabilities that are denominated in inflation index-linked units of account are stated at the period-end values of the respective units of account. The principal inflation index-linked unit used in Chile is the UF, which changes daily to reflect the changes in Chile’s CPI.

Interest-bearing assets and liabilities that are denominated in UFs have their interest rates expressed in terms of an interest rate spread in excess of the indexation of the UF.

Values for the UF were as follows (historical pesos per UF):

Ch$
March 31, 2007	18,372.97
March 31, 2008	19,822.53

(iv)	Foreign currency exchange rate

The charge or credit for foreign currency exchange rate is comprised of the change in the value of assets and liabilities denominated in foreign currencies.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

(c)	Price-level restatement and foreign currency exchange rate, continued

(v)	Assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies other than U.S. dollars are detailed in note 17 and have been translated into U.S. dollars at the relevant observed exchange rate reported by the Central Bank of Chile. The observed exchange rates for foreign currencies reported by the Central Bank on the specified dates were as follows:

	At March 31,
	2007 U.S.$ 1	2008 U.S.$ 1
Chilean peso (Ch$)	539.21	437.71
Euro	0.75	0.63
Argentine peso (Ar$)	3.10	3.17
Brazilian real (R$)	2.06	1.75
Unidad de Fomento (UF)	0.03	0.02

The differences arising in the valuation of assets and liabilities denominated in foreign currencies as a result of variations in the exchange rates are accounted for in the income statement as an item of foreign currency exchange rate in the year in which they arise. Realized and unrealized losses and realized gains on interest rate swaps are accounted for under the account headings “Interest and other financial expenses” and “Interest earned” in the period in which they arise. See note 1(o).

Credit (charge) to income for price-level restatement in each of the reporting periods was comprised of the restatements of non-monetary assets, UF and foreign currency-denominated monetary assets and liabilities, shareholders’ equity and income statement accounts as follows:

Credit (charge) to income for price-level restatement:

	Period ended March 31,
	2007 ThU.S.$ Credit (Charge)	2008 ThU.S.$ Credit (Charge)
Assets, liabilities and equity restated by CPI
Shareholders’ equity of subsidiaries in Chilean pesos	(61)	(432)
Property, plant and equipment, net	29	146
Inventories	—	—
Other assets and liabilities, net	21	153

Net effect on income	(11)	(133)

Price-level restatement of income statement accounts	1	(4)

Credit (charge) to income by CPI	(10)	(137)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

(c)	Price-level restatement and foreign currency exchange rate, continued

Credit (charge) to income for foreign currency exchange rate:

	Period ended March 31,
	2007 ThU.S.$ Credit (Charge)	2008 ThU.S.$ Credit (Charge)
Assets restated by foreign currency
Trade accounts receivable	767	3,404
Other assets	(731)	51,485
Liabilities restated by foreign currency
Bank borrowings	(1,210)	(170)
Trade accounts payable	1,523	(7,286)
Dividends payable	—	—
Other liabilities	(333)	(21,940)

Net effect on income from foreign currency	16	25,493

(d)	Time deposits, marketable securities and investments purchased under agreements to resell

Time deposits are shown at cost plus accrued interest. Marketable securities are shown at the lower of cost plus accrued interest or market value.

Financial instruments purchased under agreements to resell are held at acquisition cost plus accrued interest.

Investments in money market funds are stated at market value based on period-end quoted values.

(e)	Inventories

Inventories of raw materials, spare parts and supplies have been stated at the average price or restated cost as determined by price-level restatement principles for those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos. Imports in transit are held at accumulated cost at the balance sheet date plus price-level restatement for subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos.

For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, finished goods are stated at an average unit production cost for the year, including production overhead and depreciation of fixed assets, plus price-level restatement.

Inventory of forests in exploitation is stated at the commercially appraised value at which these forests were transferred from fixed assets.

Finished goods are valued at the lower of average cost of production or market value. For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, inventory is valued at the lower of price-level restated cost (or transferred value in the case of forest inventory) and market value.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

(f)	Property, plant and equipment

(i)	Property, plant and equipment, excluding forests

The property, plant and equipment of the Company and those of its subsidiaries that maintain their accounting records and prepare their financial statements in U.S. dollars are valued at cost. The property, plant and equipment of the other Chilean subsidiaries, excluding forests, are valued at cost plus price-level restatement. The carrying value of property, plant and equipment was adjusted in 1979 in accordance with the regulations of the Chilean Securities Commission. See note 6.

Property, plant and equipment, excluding forests and land, is depreciated on a straight-line basis over the estimated remaining useful lives of the underlying assets.

Financing costs of projects requiring major investments in long-term construction and those costs incurred from financing specific projects are capitalized and amortized over the estimated useful lives of the related assets. Profits and losses on the sale of property, plant and equipment, excluding forests, are accounted for as the difference between the book value and the consideration received.

The Company has conducted an impairment analysis of its significant assets and concluded that no impairment charge is necessary.

(ii)	Forests

Radiata pine that is less than 16 years old is valued at the cost of development, maintenance and protection plus price-level restatement (until December 31, 2002). Finance costs related to the development of the forests are not capitalized but are expensed in the income statement.

Radiata pine that is 16 or more years old is valued in accordance with a commercial valuation performed by Arauco based on sample measurements of forest growth carried out by independent third parties. The difference between the commercial valuation at year-end and the prior year’s valuations plus price-level restatement (until December 31, 2002) is accounted for as an adjustment to “Forests” and to shareholders’ equity under the account heading “Forestry and other reserves”.

Forests which are due to be exploited within one year are reallocated to inventory under current assets.

On the sale of a related finished good, the shareholders’ equity account “Forestry and other reserves” is reduced by the amount of the commercial valuation allocable to such finished good. Such commercial valuation is excluded from cost of sales.

Commercial valuations are not performed on native forests.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

(g)	Investments in related companies

Investments in companies over which Arauco exercises significant, but not controlling, influence are shown under other non-current assets and are accounted for using the equity method. Arauco is presumed to exercise significant influence where its participation in a company is between 20% and 50%.

Arauco’s proportionate share in the net income and losses of related companies is recognized in non-operating income in the statement of income on an accrual basis, after eliminating any unrealized profits from transactions between related companies.

Investment in related companies acquired through December 31, 2003 are accounted for using the equity method, in accordance with Circular Letter No. 368 of the Chilean Securities Commission.

Investment in related companies acquired after December 31, 2003 are accounted for using the proportional net worth method, in accordance with Circular Letter No. 1697 of the Chilean Securities Commission.

Investments in foreign companies are accounted for in accordance with Technical Bulletin No. 64 of the Accountants Association of Chile.

(h)	Income taxes

Effective January 1, 2000, the effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded in accordance with Technical Bulletins Nos. 60, 68 and 69 of the Chilean Institute of Accountants and Circular 1466 of the Chilean Securities Commission. The effects of deferred income taxes up to January 1, 2000 that were not previously recorded were recognized in accordance with the transitional period provided by Technical Bulletin No. 60, against asset or liability account (“complementary accounts”) and were recorded. Complementary accounts are amortized to income over the estimated average reversal periods corresponding to underlying temporary differences to which the deferred tax asset or liability related. Deferred income taxes by January 1, 2000 are recognized in income as the temporary differences are reversed.

Deferred income tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred income tax assets to an amount that is more likely than not to be realized.

(i)	Bonds

Bonds are shown at face value plus accrued interest as of each year-end. The discount on, and expenses incurred in, the issue of the bonds are shown under other non-current assets and are amortized over the term of the instruments.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

(j)	Staff severance indemnities

Arauco has recorded a liability for long-term severance indemnities in accordance with the collective agreements entered into with its employees. Generally, upon leaving Arauco, employees who have completed five years of service are entitled to one month’s salary for each year of service, up to the retirement age of 60 and 65 years for women and men, respectively. The provision for severance compensation is calculated on the basis of the present value of the total accrued cost of this benefit, discounted at a real annual interest rate of 5%.

(k)	Research and development expenses

The cost of research, project development and special studies are charged to income in the period in which they are incurred, except for the cost of fixed assets once development has been approved. The cost of research and development charged to income was U.S.$1,044 thousand and U.S.$888 thousand for the period ended March 31, 2007 and 2008, respectively.

(l)	Negative goodwill on investments

Any excess of the fair value of net assets (book value until December 31, 2003) of a company acquired over the purchase consideration paid is accounted for as a reduction of the consolidated assets in the balance sheet and is amortized to the income statement over a five-year period or the life time of acquired assets.

Since January 2004, the lower and higher value of investments represent the difference between the acquisition value of the investment of the related business and the fair value of said investment as of the acquisition date, which is depreciated according to the expected return period of said investment.

The modifications to the fair value, higher and/or lower values are completed in a timeframe no longer than a year since the acquisition date.

(m)	Goodwill on investments

Any consideration paid to acquire a company in excess of fair value of net assets (book value until December 31, 2003) is accounted for as an increase of the consolidated assets in the balance sheet and is amortized over a five-year period or the life time of acquired assets.

Since January 2004, the lower and higher value of investments represent the difference between the acquisition value of the investment of the related business and the fair value of said investment as of the acquisition date, which is depreciated according to the expected return period of said investment.

The modifications to the fair value, higher and/or lower values are completed in a timeframe no longer than a year since the acquisition date.

(n)	Cash and cash equivalents

Arauco considers cash and cash equivalents as representing cash and cash instruments with an original maturity of less than three months. Cash flows from operating activities include all business-related cash flows as well as interest paid, financial income and in general, all cash flows not defined as resulting from financing or investing activities. The operating concept used in this statement is broader than that in the consolidated statements of income.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

(o)	Interest rate swaps

Interest rate swap agreements are considered hedges of existing items and accounted for in accordance with Technical Bulletin No. 57 of the Accountants Association of Chile.

(p)	Government grants awarded for forestry activities

Grants that are received from the Chilean government for forestry activities are accounted for as a credit to shareholders’ equity or as a reduction in the cost of the forests. These amounts are realized as income on sale of the related finished goods.

(q)	Provision for vacation pay

Vacation pay earned by employees but not paid is accounted for on an accrual basis.

(r)	Allowance for doubtful accounts

Allowance for doubtful accounts is recorded based on analyses of collectibility on an individual account basis.

(s)	Leasing assets

Financing leases are recorded at the present value of the minimum lease payments, discounted by the purchase option interest rate indicated in the contract. The obligations are recorded as current and long-term liabilities net of deferred interest.

(t)	Intangibles

Intangible assets are recorded at cost, adjusted for price-level restatement, and are amortized over 20 years.

(u)	Revenue recognition policy

Revenues are recorded in accordance with Technical Bulletin No. 70 of the Accountants Association of Chile.

(v)	Interest rate swap contracts

Interest expense on swap contract-related debt is adjusted for the net amount receivable or payable under the swap contract. The initial premium payable upon entry into the swap contract is amortized over the period of the underlying contract.

(w)	Software

Internal development software costs are expensed when incurred. Purchased software is capitalized and amortized over the estimated useful life up to a maximum of four years. Capitalized software assets are classified in “Property, plant and equipment” as “other assets.”

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

(x)	Translation of foreign subsidiaries, continued

Beginning January 1, 2002, the financial statements of the Company’s foreign subsidiaries are translated into U.S. dollars in accordance with B.T. No. 64. In accordance with B.T. No. 64, the financial statements of foreign subsidiaries whose activities do not constitute an extension of the Chilean parent company’s operations and operate in countries that are exposed to significant risks, restrictions or inflation/exchange fluctuations, are remeasured into U.S. dollars before translation into the accounting records of the parent company. The Company has remeasured the operations of its Argentinean subsidiaries and the Panamanian agency that are not considered an extension of Arauco’s operations into U.S. dollars as follows:

•	Monetary assets and liabilities are translated at year-end rates of exchange between the U.S. dollar and the local currency.

•	All non-monetary assets and liabilities and shareholders’ equity are translated at historical rates of exchange between the U.S. dollar and the local currency.

•	Income and expense accounts are translated at average rates of exchange between the U.S. dollar and the local currency.

•	The effects of any exchange rate fluctuations as compared to the U.S. dollar are included in the results of operations for the relevant year.

Until December 31, 2001, under B.T. No. 64, each investment in foreign subsidiaries was price-level restated, in order to separate the effect of price-level restating the foreign investment, which was reflected in income, from the effect of the foreign currency translation gain or loss, which was reflected in equity in the account “Cumulative Translation Adjustment,” as the foreign investment itself was measured in U.S. dollars. For the periods ended March 31, 2008 and 2007, as allowed by B.T. No. 64, the Company designated U.S. dollar denominated debt as an economic hedge of its net foreign investment in Argentina.

As of March 31, 2008, the Company’s investments in Argentina represented 8.0% of its consolidated assets, compared to 8.2% as of March 31, 2007.

It is not possible to predict what developments will occur in the Argentine economy, what effects the Argentine economic crisis and the devaluation of the Argentine peso may have on the economic and financial condition of the Company’s Argentine subsidiaries or whether the Argentine economic crisis may affect developments in other emerging markets including Chile. The Company’s financial statements include the financial effects of recent current Argentine developments in accordance with both Chilean Securities Commission instructions and Technical Bulletin guidelines.

2.	CHANGES IN ACCOUNTING POLICIES

There are no significant changes in accounting principles or presentation for the years covered in these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

3.	MARKETABLE SECURITIES

Marketable securities as of each period-end, were as follows:

	As of March 31,
	2007 ThU.S.$	2008 ThU.S.$
Mutual fund units	125,585	250,232

Total marketable securities	125,585	250,232

4.	TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable as of each period-end were as follows:

	As of March 31,
	2007 ThU.S.$	2008 ThU.S.$
Trade accounts receivable	507,026	634,449
Allowance for doubtful accounts	(8,654)	(9,070)

Total trade accounts receivable	498,372	625,379

As of March 31, 2007 and 2008, no single customer accounted for more than 10% of the outstanding balance of accounts receivable. Arauco takes steps to reduce the risk of non-payment for goods sold, including the use of letters of credit, receipt of advance payments and the use of insurance policies. If such measures were to fail, Arauco would be exposed to a maximum credit loss equivalent to the accounting balance. Arauco has not experienced any significant losses as a result of non-payment of accounts receivable.

5.	INVENTORIES

Inventories have been valued in accordance with the policy described in note 1(e). The principal components were as follows:

	As of March 31,
	2007 ThU.S.$	2008 ThU.S.$
Finished goods (pulp)	53,342	95,207
Finished goods (timber and panels)	205,999	193,534
Work in progress	14,680	17,252
Sawlogs, pulpwood and chips	65,949	105,102
Raw material	75,647	82,680
Forests under exploitation	250,623	274,612
Pending imports	3,990	6,885
Other	25,484	38,361

Total inventories	695,714	813,633

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

6.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, including forests, have been valued as described in note 1(f).

Technical revaluation and adjustment of book value

The balances of buildings and other infrastructure, machinery and equipment and other include amounts arising from the technical revaluation of certain assets performed during 1979, in accordance with regulations of the Chilean Securities Commission.

The accumulated net book value of these revaluations as of each period-end is detailed below by class of asset:

	As of March 31,
	2007 ThU.S.$	2008 ThU.S.$
Buildings and other infrastructure	2,359	2,246
Machinery and equipment	194	161

Total increase in value due to technical revaluation of property, plant and equipment	2,553	2,407

Depreciation of property, plant and equipment was calculated as described in note 1(f) and was as follows:

	As of March 31,
	2007 ThU.S.$	2008 ThU.S.$
Depreciation of:
Property, plant and equipment (excluding land and forests)	58,241	58,923
Technical revaluation	37	37

Total	58,278	58,960

Accumulated depreciation was as follows:

	As of March 31,
	2007 ThU.S.$	2008 ThU.S.$
Accumulated depreciation of:
Property, plant and equipment (excluding land and forests)	2,259,388	2,469,177
Technical revaluation	65,287	65,433

Total	2,324,675	2,534,610

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

6.	PROPERTY, PLANT AND EQUIPMENT, continued

Forests

The cost and the commercial valuation increment of the forests, determined as described in note 1(f), was as follows:

	As of March 31,
	2007 ThU.S.$	2008 ThU.S.$
Cost of forests	1,046,068	1,171,939
Commercial valuation increment	1,531,458	1,707,162

Total	2,577,526	2,879,101

7.	INVESTMENTS IN RELATED COMPANIES

a)	Effected Investments

As of March 28, 2008, our subsidiary, Faplac S.A., completed the purchase of 20% participation in Grupo Savitar S.A. for US$2,353 million.

In accordance with Circular No. 1.697 of the Superintendencia de Valores y Seguros, the determination of the fair value of the purchase can eventually change through an analysis of the value of the acquired assets.

As of March 31, 2007, there are no investments to disclose.

b)	Taxes on unremitted earnings

Deferred taxes have not been recorded, nor has the investment been adjusted, for taxes that may arise on the distribution or remittance of earnings from investments in related companies as these earnings will either be indefinitely reinvested or will not result in the imposition of additional taxes.

c)	Investments in Brazil

On September 27, 2007, our negotiations with Stora Enso Oyj, of Switzerland and Finland, concluded successfully, incorporating into our acquisitions the assets that Stora Enso Oyj had acquired from International Paper in Brazil.

A summary of the agreements reached and subscribed are as follows:

a)	Our Brazilian subsidiary Arauco Florestal S.A. acquired 80% of the shares of Stora Enso Arapoti Empreendimentos Agrícolas S.A., which owns 50,000 hectares of land, including plantations of 25,000 hectares of pine and 5,000 hectares of eucalyptus in the town of Arapoti, Paraná, Brazil;

b)	Our Brazilian subsidiary Placas do Paraná S.A. acquired 20% of the shares in Stora Enso Arapoti Industria de Papel S.A., which owns a paper producing plant with a production capacity of 205,000 tons of paper per year, also located in the town of Arapoti, Paraná in Brazil;

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

7.	INVESTMENTS IN RELATED COMPANIES, continued

c)	Our Brazilian subsidiary Placas do Paraná S.A. acquired 100% of the shares or rights in Stora Enso Arapoti Serraria Ltda., which owns a sawmill with a production capacity of 150,000 m3/year, also in Arapoti, Paraná, Brazil.

The structure of the purchase and sale involved the payout on behalf of the purchasing companies of US$208,000,000, which was financed through the subsidiary’s own resources and bank credits contracted by Arauco.

d)	Others

On January 1st, 2007 Norwood S.A. was merged into the subsidiary Aserraderos Arauco S.A.

The investments in related companies at each period-end were as follows:

	As March 31,
	Percentage Participation		Investment Value		Net income of investee
	2007%	2008%	2007 ThU.S.$	2008 ThU.S.$	2007 ThU.S.$	2008 ThU.S.$
Puerto de Lirquén S.A.	20.14	20.14	24,302	33,164	753	801
Inversiones Puerto Coronel S.A.	50.00	50.00	13,135	17,115	365	561
Servicios Corporativos Sercor S.A.	20.00	20.00	1,316	1,594	71	(37)
Eka Chile S.A.	50.00	50.00	25,771	33,993	589	(2,038)
Dynea Brasil S.A.	50.00	50.00	19,890	19,570	924	1,022
Genómica Forestal S.A.	0.00	25.00	—	3	—	—
Stora Enso Arapoti Industria de Papel S.A.	0.00	20.00	—	40,963	—	272
Savitar	0.00	20.00	—	2,353	—	—

Total			84,414	148,755	2,702	581

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

8.	GOODWILL AND NEGATIVE GOODWILL

a)	Goodwill as of each period-end was as follows:

	As of March 31,
	2007		2008
	Amortization for the period ThU.S.$	Balance of goodwill ThU.S.$	Amortization for the period ThU.S.$	Balance of goodwill ThU.S.$
Eka Chile S.A.	605	1,816	—	—
Southwoods-Arauco Lumber L.L.C.	75	225	—	—
Forestal Los Lagos S.A.	13	742	13	672
Norwood S.A.	19	1,449	4	274
Forestal Nuestra Señora del Carmen S.A. (ex-La Señora del Milagro S.R.L.)	26	2,056	29	2,143

Total goodwill	738	6,288	46	3,089

b)	Negative goodwill as of each period-end was as follows:

	As of March 31,
	2007		2008
	Amortization for the period ThU.S.$	Balance of negative goodwill ThU.S.$	Amortization for the period ThU.S.$	Balance of negative goodwill ThU.S.$
Arauco Forest Brasil S.A. (ex -L.D. Forest Products S.A.)	1,086	58,352	1,049	54,368
Ecoresin S.A.	5	316	5	296
Ecoboard S.A.	3	112	3	101
Arauco Florestal Arapoti S.A. (*)	—	—	384	36,095

Total negative goodwill	1,094	58,780	1,441	90,860

(*)	Pursuant to the Chilean Securities Commission’s Circular Letter No. 1697, the Company is conducting additional analyses of some assets that eventually will be added to the currently reported values.

9.	OTHER NON-CURRENT ASSETS

Other non-current assets as of each period-end were as follows:

	As of March 31,
	2007 ThU.S.$	2008 ThU.S.$
Recoverable taxes	18,857	20,273
Bond issue expenses	9,087	9,454
Discounts on bond issues	2,884	4,200
Forestry roads	7,333	8,061
Other	4,076	4,680

Total other non-current assets	42,237	46,668

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

10.	CURRENT BANK BORROWINGS

Current bank borrowings as of period-end were as follows:

	As of March 31,
	2007 ThU.S.$	2008 ThU.S.$
Total outstanding	126,789	215,775
Principal outstanding	126,460	215,008
Weighted average annual interest rate	5.61	3.89

Current bank borrowings were denominated as follows:

	As of March 31,
	2007 ThU.S.$	2008 ThU.S.$
Obligations in foreign currency	126,781	215,766
Obligations in local currency	8	9

Total current bank borrowings	126,789	215,775

11.	CURRENT LIABILITIES

(a)	The following liabilities, excluding bank borrowings, fall due within one year:

	As of March 31,
	2007 ThU.S.$	2008 ThU.S.$
Current portion of bonds	120,524	23,040
Current portion of other long-term liabilities	404	601
Trade accounts payable	226,447	289,123
Accounts and notes payable to related parties	4,445	9,582
Current provisions	50,923	53,591
Sundry accounts payable and other liabilities	111,812	56,365

Total	514,555	432,302

(b)	The percentages of these obligations in foreign and local currency, were as follows at period-end:

	As of March 31,
	2007%	2008%
Foreign currency	60.16	47.12
Local currency	39.84	52.88

Total	100.00	100.00

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

12.	BONDS

Arauco had five series of Yankee Bonds and one series of bonds sold pursuant to Rule 144A (the “Rule 144A Bonds”) outstanding as of March 31, 2008.

The balances of the bonds were as follows:

	As of March 31,
	2007 ThU.S.$	2008 ThU.S.$
Current
Yankee Bonds 1st Issue	102,042	—
Yankee Bonds 2nd Issue	691	691
Yankee Bonds 3rd Issue	2,916	2,916
Yankee Bonds 4th Issue	1,416	1,416
Yankee Bonds 5th Issue	3,459	3,459
Yankee Bonds 6th Issue	10,000	9,251
Rule 144 A Bonds	—	5,307

Total current (including accrued interest)	120,524	23,040

Long-term
Yankee Bonds 2nd Issue	225,000	225,000
Yankee Bonds 3rd Issue	270,500	270,500
Yankee Bonds 4th Issue	387,000	387,000
Yankee Bonds 5th Issue	300,000	300,000
Yankee Bonds 6th Issue	400,000	370,000
Rule 144A Bonds	—	270,000

Total long-term	1,582,500	1,822,500

Less total accrued interest	20,524	23,040

Total principal outstanding	1,682,500	1,822,500

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

12.	BONDS, continued

These bonds have the following characteristics:

	Yankee Bonds 1st Issue	Yankee Bonds 2nd Issue		Yankee Bonds 3rd Issue	Yankee Bonds 4th Issue	Yankee Bonds 5th Issue	Yankee Bonds 6th Issue	Rule 144A Bonds Issue
Issue date	Dec. 15, 1995	Oct. 3, 1997		Aug. 15, 2000	Sept. 10, 2001	Jul. 9, 2003	April 20, 2005	June 9, 2007

Authorized Amount	12 years ThU.S.$ 100,000	12 years ThU.S.$ 100,000		10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000	10 years ThU.S.$ 270,000
(nominal)		20 years ThU.S.$ 125,000

Authorized Amount		12 years ThU.S.$ 100,000		10 years ThU.S.$ 270,500	10 years ThU.S.$ 387,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 370,000	10 years ThU.S.$ 270,000
(outstanding)		20 years ThU.S.$ 125,000

Issue amount	12 years ThU.S.$ 100,000	12 years ThU.S.$ 100,000		10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000	10 years ThU.S.$ 270,000
20 years ThU.S.$ 125,000

Amounts Authorized but not issued	—	—		—	—	—	—	—

Principal Repayment	December 2007	12 years September 2009 20 years September 2017		August 2010	September 2011	July 2013	April 2015	June 2017

Interest rate (excluding effects of any interest rate swap)	7.00%	12 years 7.20 20 years 7.50	% %	8.625%	7.75%	5.125%	5.625%	6.375%

Interest Payment	Semi-annually	Semi-annually		Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually

As of March 2008, the principal and interest amounts due with respect to these bonds were as follows:

Year	ThU.S.$
2008 (*)	23,040
2009	100,000
2010	270,500
2011	387,000
2013	300,000
2015	370,000
2017	395,000

Total	1,845,540

(*)	This amount corresponds to accrued interest.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

13.	ACCRUED LIABILITIES

(a)	Accrued liabilities were as follows:

	As of March 31,
	2007 ThU.S.$	2008 ThU.S.$
Accrual for staff vacations	9,203	13,421
Plant maintenance accrual	12,767	—
Standby letters of credit	409	1,383
Staff severance indemnities	1,627	2,950
Selling and other transportation costs provisions	4,970	4,327
Electrical expense provision	3,838	3,668
Staff salary and benefits	2,585	2,485
Forestry activity expenses	896	2,631
Pending monthly provisional payments	5,436	11,761
Chlorate Plant provision	1,686	—
Services and fees provision	2,115	2,930
Other current liabilities	5,391	8,035

Total accrued liabilities	50,923	53,591

(b)	Liability for staff severance indemnities

The liability for staff severance indemnity payments is shown at its present value as described in note 1(j). The movement in this account was as follows:

	As of March 31,
	2007 ThU.S.$	2008 ThU.S.$
Balance at beginning of period	23,380	30,362
Provision during the period	659	5,516
Payments during the period	(167)	(219)

Balance as of period-end	23,872	35,659

	As of March 31,
	2007 ThU.S.$	2008 ThU.S.$
Shown in the balance sheet as:
Current	1,627	2,950
Long-term	22,245	32,709

Total	23,872	35,659

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

14.	LONG-TERM BANK BORROWINGS

(a)	Long-term bank borrowings including accrued interest outstanding at each period-end were as follows:

		As of March 31, 2007		As of March 31, 2008
Bank or financial institution	Denomination	Long-term Portion ThU.S.$	Short-term Portion ThU.S.$	Long-term Portion ThU.S.$	Short-term Portion ThU.S.$
J.P. Morgan-Chase (Argentine Collateral Trust) (1)	U.S.$	100,000	100,132	—	—
Tesoro Argentino (2)	U.S.$	557	867	—	855
Citigroup (Revolving Facility) (3)	U.S.$	240,000	4,416	80,000	160,869
Santander Overseas Bank Inc. (4)	U.S.$	8,400	2,562	6,000	2,522
BBVA New York (5)	U.S.$	—	—	240,000	5,129
Banco Alfa	R$	167	102	79	119
Banco Itau	R$	—	8,455	—	—
Banco Safra	R$	135	119	20	138
Banco Modal	R$	—	7,359	—	—
Banco Sampo	U.S.$	6,547	3,478	3,273	3,400
Banco ABN	U.S.$	969	1,030	—	997
International Finance Corporation	U.S.$	5,000	205	—	—
Citibank	U.S.$	—	7,154	—	—
Banco Rio	U.S.$	—	1,036	—	—
Banco Francés	U.S.$	—	9,108	—	—
Banco Do Brasil	R$	1,016	1,498	—	5,402

Total long-term bank borrowings		362,791	147,521	329,372	179,431

The weighted average interest rates for long-term foreign currency-denominated debt for the periods ended March 31, 2007 and 2008 were 5.76% and 3.02%, respectively. Arauco enters into interest rate swap agreements to swap certain amounts of its non-U.S. dollar denominated payment obligations for U.S. dollar-denominated payment obligations.

Six-month LIBOR on March 31, 2007 and 2008 was 5.33% and 2.61%, respectively.

(1)	The Argentine subsidiary Alto Paraná S.A. obtained a U.S.$ 250 million loan in order to redeem preferred equity shares. The loan is denominated in U.S. dollars, and has a variable interest rate of LIBOR plus a market spread. Interest payments are due semi-annually and principal is payable in five semi-annual payments, which was prepaid in June 2007.

(2)	Alto Paraná owed an initial aggregate principal amount of U.S.$ 13 million and additional accrued interest payable to the Argentine government in respect of certain loans originally made by Banco Nacional de Desarrollo to Alto Paraná. These loans were originally covered by guarantees issued by the governments of other countries that sought reimbursement from the Argentine government for payment made under these guarantees. The Argentine government renegotiated its debt with the “Paris Club” countries and, pursuant to Resolution 40/95 issued by the Ministry of Economy and Public Works and Services, has extended these terms to the Argentine companies that originally incurred this debt, including Alto Paraná. According to their terms, those Governmental Obligations have been restructured to mature in installments between 1995 and 2008 and accrue interest at a contractual rate of LIBOR plus a spread of up to 0.625%.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

14.	LONG-TERM BANK BORROWINGS, continued

(3)	On August 3, 2004, the Company obtained a syndicated loan for U.S.$ 240 million with a group of banks lead by Citigroup, BBVA, Calyon and Dresdner Kleinwort Wasserstein. The credit is structured as a revolving facility, allowing the Company to borrow, prepay and borrow the committed amount again during the life of the credit facility. Funds will be used for debt refinancing and other corporate purposes.

The term of the credit is five years and the interest rate is LIBOR plus 0.275% if the outstanding amount is less than 50% of the facility, and LIBOR plus 0.30% if the outstanding amount is more than 50% of the facility.

(4)	The subsidiary Forestal Los Lagos S.A. obtained a U.S.$ 12 million loan in order to repay outstanding debt. The loan was denominated in U.S. dollars and had a variable interest rate of LIBOR plus 0.50%. Interest payments are due semi-annually while the loan principal is repayable in seven semi-annually payments, which begin on January 2, 2007.

(5)	On September 27, 2007 the Company obtained a loan for U.S. $240 million, which matures in 2016, and with an interest of Libor + 0.2%. Amortization of principal is on a semi-annual basis.

(b)	Debt distribution

As of March 31, 2007 and 2008, long-term bank borrowings, including both the current portion and interest accrued, were denominated in U.S. dollars and Brazilian reals.

(c)	Maturity of long-term bank borrowings

As of March 31, 2008, the maturities of long-term bank borrowings payable were as follows:

Year	ThU.S.$
2009	84,572
2010	4,800
2011	24,000
2012	48,000
2013	48,000
2014 and thereafter	120,000

Total	329,372

The principal financial covenant contained in the instruments or agreements with respect to such long-term bank borrowings was as follows:

•	The interest coverage ratio must not be less than 2.0.

•	The ratio of debt to consolidated tangible net worth must not be higher than 1.2.

•	Consolidated net worth must not be less than U.S.$ 2,500 million.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES

(a)	Taxable income

In accordance with Chilean law, the Company and each of its subsidiaries determine and pay tax on a separate basis and not on a consolidated basis.

On a consolidated basis, Arauco recorded charges for income taxes amounting to U.S.$30,198 thousand and U.S.$37,585 thousand for the periods ended March 31, 2007 and 2008, respectively. Furthermore, Arauco established provisions for U.S.$39 thousand as of March 31, 2007 and U.S.$25 thousand as of March 31, 2008, in accordance with Article 21 of the Income Tax Law. These amounts are shown in “Income tax payable,” net of monthly prepayments and training expenses.

The detail of income tax expense is as follows:

	As of March 31,
	2007 ThU.S.$	2008 ThU.S.$
Income tax	(30,198)	(37,585)
Adjustment to prior year’s tax expense	900	—
Provisions estimated in accordance with Article No. 21 of the Income Tax Law in Chile	(39)	(25)
Deferred income tax	(11,463)	(13,521)
Tributary benefit for tributary losses	—	454
Amortization of complementary accounts	39	(290)
Other charges and credits to the account	585	678
Income and liabilities effects for deferred tax provision valuation charges	—	(43)

Total Income Tax	(40,176)	(50,332)

(b)	Retained taxable earnings

Shareholders of Chilean corporations are entitled to a tax credit against tax due on dividend distributions to the extent of their allocable share of tax paid by the corporation on such earnings prior to distribution. The retained taxable earnings generated by the Company, along with the related tax credit, if any, that would be available to shareholders on distribution of such amounts, are presented below. Under Chilean tax law, dividend distributions must be made from earnings in years with available credits on a first-in, first-out basis. Remaining tax credits on undistributed earnings as of March 31, 2008 were as follows:

	Retained Earnings		Shareholders’
	With Credit ThU.S.$	Without Credit ThU.S.$	Tax Credit ThU.S.$
Balance as of December 31, 2006	122,575	579	25,106
Balance as of December 31, 2007	207,899	42,962	23,100

Total	330,474	43,541	48,206

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES, continued

(c)	Deferred taxation

As explained in note 1(h), as of March 31, 2007 and 2008 Arauco recorded accumulated deferred taxes arising from temporary differences as follows:

	As of March 31, 2007
	Deferred tax assets		Deferred tax liabilities
	Current ThU.S.$	Long term ThU.S.$	Current ThU.S.$	Long term ThU.S.$
Allowance for doubtful accounts	2,966	342	—	—
Deferred revenues	135	75	—	—
Accrual for staff vacations	1,526	—	—	—
Production costs	—	—	10,507	—
Value difference and property, plant and equipment depreciation	—	—	480	168,898
Capitalized expenses	—	—	10,166	19,337
Obsolescence reserve	624	—	—	—
Debt issue and project expenses	—	—	—	3,329
Staff severance indemnities	2,851	1,110	—	—
Tax loss carry-forwards	2,719	32,557	—	—
Property, plant and equipment valuation	—	560	—	7,371
Accrual for contingencies	421	1,392	—	—
Argentine peso devaluation	—	—	—	—
Other	4,945	1,073	303	1,807
Scheduled maintenance	1,691	—	—	—
Leasing assets	130	918	924	762
Sales provision	4,320	—	—	—
Existence value	992	223	—	—

Total	23,320	38,250	22,380	201,504

Complementary accounts, net of accumulated amortization (1)	(2,719)	(40)	—	(6,755)
Valuation provision	—	—	—	—

Total	20,601	38,210	22,380	194,749

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES, continued

(c)	Deferred taxation, continued

	As of March 31, 2008
	Deferred tax assets		Deferred tax liabilities
	Current ThU.S.$	Long term ThU.S.$	Current ThU.S.$	Long term ThU.S.$
Allowance for doubtful accounts	2,969	341	—	—
Deferred revenues	222	68	—	—
Accrual for staff vacations	1,906	—	—	—
Production costs	—	—	12,968	—
Capitalized expenses	—	—	13,629	23,785
Value difference and property, plant and equipment depreciation	—	—	474	202,141
Staff severance indemnities	4,195	1,787	—	—
Debt issue and project expenses	—	—	—	3,804
Obsolescence reserve	2,025	83	—	—
Accrual for contingencies	830	1,383	—	—
Tax loss carry-forwards	4,149	30,922	—	—
Property, plant and equipment valuation	—	560	—	27,308
Other	8,725	589	631	1,482
Scheduled maintenance	—	—	402	—
Leasing assets	604	859	1,542	1,842
Sales provision	2,927	—	—	—
Inventories value	—	—	—	—

Total	28,552	36,592	29,646	260,362

Complementary accounts, net of accumulated amortization (1)	(2,719)	(31)	—	(5,979)
Valuation provision	—	—	—	—

Total	25,833	36,561	29,646	254,383

(1)	These accounts reverse over the same period as the timing differences that gave rise to them with an average of approximately 15 years.

16.	FORESTRY GRANTS

Forestry grants are included in shareholders’ equity under the account heading “Forestry and other reserves.” These grants are transferred to income at the time of sale of the related finished goods. The Company’s forestry subsidiaries did not receive forestry grants during the period ending March 31, 2007 and received forestry grants of U.S.$4 thousand during the period ending March 31, 2008.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY

As of each period-end, Arauco had assets and liabilities denominated in local and foreign currencies. These assets and liabilities are shown at their U.S. dollar equivalent at each period-end.

		At March 31,
	Currency	2007 ThU.S.$	2008 ThU.S.$
Assets
Current Assets:
Cash and banks	U.S.$	6,488	12,714
Cash and banks	Ch$	3,543	2,297
Cash and banks	Ar$	1,642	2,549
Cash and banks	R$	566	896
Cash and banks	Euro	3,340	4,830
Cash and banks	Mx$	2,717	688
Cash and banks	Other currencies	1,018	1,995
Time deposits and marketable securities	U.S.$	101,877	161,070
Time deposits and marketable securities	Ch$	1,729	14,954
Time deposits and marketable securities	R$	19,239	42,626
Time deposits and marketable securities	Euro	29,065	77,096
Time deposits and marketable securities	Ar$	6	4
Trade accounts receivable	U.S.$	378,078	497,388
Trade accounts receivable	Ch$	42,804	55,018
Trade accounts receivable	Ar$	9,086	14,254
Trade accounts receivable	R$	28,354	34,630
Trade accounts receivable	Euro	23,025	14,763
Trade accounts receivable	Mx$	5,263	4,023
Trade accounts receivable	Other currencies	11,762	5,303
Other accounts receivable	U.S.$	14,188	36,569
Other accounts receivable	Ch$	29,968	73,328
Other accounts receivable	Ar$	10,927	20,300
Other accounts receivable	R$	1,443	1,311
Other accounts receivable	Euro	6,403	4,366
Other accounts receivable	Mx$	1,830	1,080
Other accounts receivable	Other currencies	333	340
Inventories	U.S.$	679,238	796,704
Inventories	Ch$	16,476	16,929
Other current assets	U.S.$	123,003	137,665
Other current assets	Ch$	74,758	134,339
Other current assets	Ar$	39,437	15,313
Other current assets	R$	4,745	5,608
Other current assets	Mx$	1,372	2,276
Other current assets	Euro	2,996	85
Other current assets	Other currencies	823	1,021

Total current assets		1,677,542	2,194,332

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY, continued

		At March 31,
	Currency	2007 ThU.S.$	2008 ThU.S.$
Property, plant and equipment and other assets:
Property, plant and equipment	U.S.$	6,129,751	6,588,974
Property, plant and equipment	Ch$	15,060	18,482
Other assets	U.S.$	57,258	86,661
Other assets	Ch$	9,507	16,956
Other assets	Ar$	19,364	19,592
Other assets	R$	308	2,834
Other assets	Mx$	36	46
Other assets	Other currencies	79	63

Total property, plant and equipment and other assets		6,231,363	6,733,608

Total assets		7,908,905	8,927,940

		At March 31,
	Currency	2007 ThU.S.$	2008 ThU.S.$
Liabilities
Current liabilities:
Current bank borrowings	U.S.$	120,323	215,768
Current bank borrowings	Ar$	6,458	—
Current bank borrowings	Ch$	8	9
Current portion of long-term bank borrowings	U.S.$	129,988	173,772
Current portion of long-term bank borrowings	R$	17,533	5,659
Current portion of bonds	U.S.$	120,524	23,040
Notes and trade accounts payable	U.S.$	59,088	107,728
Notes and trade accounts payable	Ch$	143,876	166,463
Notes and trade accounts payable	Euro	11,390	8,695
Notes and trade accounts payable	Mx$	4,128	845
Notes and trade accounts payable	Other currencies	183	305
Notes and trade accounts payable	R$	—	1,022
Notes and trade accounts payable	Ar$	7,782	4,065
Other current liabilities	U.S.$	33,956	9,009
Other current liabilities	Ch$	61,100	62,122
Other current liabilities	Euro	223	114
Other current liabilities	Other currencies	1,811	2
Other current liabilities	R$	25,404	31,900
Other current liabilities	Ar$	44,366	14,857
Other current liabilities	Mx$	724	2,133

Total current liabilities		788,865	827,508

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY, continued

		At March 31,
	Currency	2007 Th U.S.$	2008 Th U.S.$
Long-term liabilities:
Long-term bank borrowings	U.S.$	361,473	329,273
Long-term bank borrowings	R$	1,318	99
Bonds	U.S.$	1,582,500	1,822,500
Other long-term liabilities	U.S.$	19,255	48,641
Other long-term liabilities	Ch$	140,195	160,059
Other long-term liabilities	Other currencies	4	5
Other long-term liabilities	R$	50,188	66,678
Other long-term liabilities	Ar$	20,649	31,320
Other long-term liabilities	Mx$	125	—

Total long-term liabilities		2,175,707	2,458,575

Total liabilities		2,964,572	3,286,083

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Company	As of March 31,
	Relationship	2007 Th U.S.$	2008 Th U.S.$	Transaction
(a) Current assets
Eka Chile S.A.	Affiliate	1,606	8,989	Accounts receivable
CMPC Maderas S.A.	Indirect	26	—	Accounts receivable
Dynea S.A.	Indirect	—	95	Accounts receivable
Stora Enso Arapoti Industria de Papel S.A.	Affiliate	—	9,716	Accounts receivable
Forestal del Sur S.A.	Indirect	—	169	Accounts receivable
Fundación Educacional Arauco	Affiliate	383	—

Total current assets		2,015	18,969

(b) Current liabilities
Compañía de Petróleos de Chile Copec S.A.	Affiliate of Shareholder	1,219	5,204	Accounts payable
Puerto de Lirquén S.A.	Affiliate	603	675	Accounts payable
Fantoni S.P.A.	Indirect	1,605	—	Accounts payable
Abastible S.A.	Indirect	127	292	Accounts payable
Servicios Corporativos Sercor S.A.	Indirect	—	2	Accounts payable
Sigma S.A.	Indirect	—	2	Accounts payable
Cía. Puerto de Coronel S.A.	Affiliate	478	377	Accounts payable
Fundación Educacional Arauco	Affiliate	—	40	Accounts payable
Cía. Sudamericana de Vapores S.A.	Indirect	388	27	Accounts payable
Entel S.A.	Indirect	2	17	Accounts payable
Depósitos Portuarios Lirquén S.A.	Indirect	—	2	Accounts payable
Forestal del Sur S.A.	Indirect	21	—	Accounts payable
Adm. Est. de Serv. Serco S.A.	Indirect	2	—	Accounts payable
CMPC Maderas S.A.	Indirect	—	2,943	Accounts payable
Sodimac S.A.	Indirect	—	1	Accounts payable

Total current liabilities		4,445	9,582

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES, continued

During the periods ended March 31, 2007 and 2008, Arauco had the following related party transactions, higher than U.S.$200 thousand, that affected net income:

		Purchases (sales) Period ended March 31,
		2007 Th U.S.$	2008 Th U.S.$
(a)	Compañía de Petróleos de Chile Copec S.A.: Purchases of fuel	4,544	26,174
(b)	Puerto de Lirquén S.A.: Port services	2,669	1,629
(c)	Abastible S.A.: Purchases of fuel	834	965
(d)	Cía. Puerto de Coronel S.A: Stockpiling services	895	853
(e)	Portaluppi, Guzmán y Bezanilla Abogados: Legal advice	295	369
(f)	Eka Chile S.A.: Purchase of sodium chlorate	6,907	20,488
	Electricity sale	(4,024)	(25,943)
(g)	Forestal del Sur S.A.: Purchase of wood and timber	960	801
	Sales of chips	(846)	—
(h)	CMPC Celulosa S.A.: Sales timber	(318)	—
i)	Cía. Sud Americana de Vapores S.A.: Freight services	2,010	2,296
(j)	CMPC Maderas S.A.: Purchase timber	496	—
(k)	Dynea Brasil S.A.: Purchase of chemical products	7,140	10,172
	Purchase of melamine paper	4,353	5,295
	Other sales	(364)	(136)
(l)	Sodimac S.A.: Sales timber	(14,472)	(18,738)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES, continued

		Purchases (sales) Period ended March 31,
		2007 ThU.S.$	2008 ThU.S.$
(m)	Codelco Chile: Other purchases	—	338
(n)	Colbún S.A.: Sales of electricity	(1,683)	(895)
(o)	Stora Enso Industria de Papel S.A.: Sales Timber	—	(2,344)

19.	CONTINGENCIES AND COMMITMENTS

Warranties

Full, unconditional and irrevocable warranty of the Company on behalf of its subsidiary Alto Paraná S.A., in relation to the issuance of Rule 144A Bonds dated as of June 9th, 2007 for the amount of US$270,000,000 due in June 2017.

Binding bail of the Company on behalf of its subsidiary Arauco Generación S.A. in relation to the construction of a sodium chloride plant of Eka Chile S.A.

Trials or other legal proceedings

A)	The Company is involved in the following proceedings and legal actions regarding the operation of the Valdivia Plant:

1)	Through Exempt Resolution No. 0250 dated April 1, 2004, the Environmental Regional Commission (“COREMA”) opened an investigation in connection with some alleged violations of environmental regulations pursuant to Resolution of Environmental Description No. 279-1998 by the Valdivia Project.

The Company answered the charges before the Commission. Nevertheless, through Resolution No.387 dated May 24, 2004, the Commission resolved, among other things, to (a) fine the Company 900 Monthly Tax Units (“UTM,” a Monthly Tax Unit that is a Chilean inflation-indexed, peso-denominated monetary unit which is set monthly in advance based on the previous month’s inflation rate) (U.S.$71,000 at March 31, 2008) for failure to comply with the terms and conditions set forth in Sections 2, 11, 12 and 13 of the Resolution of Environmental Description; (b) accept the measures proposed by the Company to mitigate the odor problem, establishing a schedule for the execution of such measures and (c) point out that the industrial waste fluids discharge system of the emergency system must comply with the Evaluating System of Environmental Impact (Law 19,300). The aforementioned Resolution No. 387 was judicially appealed in the Civil Court of Puerto Montt on June 4, 2004, in connection with part of the fine mentioned in clause (a) above, and the Company paid 10% of the total claimed. The case is currently in progress.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

2)	Due to the emission of odors in the Valdivia Plant during July 2004, through Resolution 1775 of December 17, 2004 the Department of Health Service of Valdivia fined Arauco 1,000 Monthly Tax Paying Units (U.S.$79 thousand as of March 31, 2008), and established certain obligations to be fulfilled by the Company.

On December 27, 2004, Arauco judicially appealed the aforementioned Resolution, before the First Civil Court of Valdivia, who by the Sentence dated September 2, 2006 rejected the claim. The Company subsequently appealed before the Appeals Court of Valdivia, which on June 4, 2007 resolved to partly accept the appeal, lowering the fine imposed to 200 Monthly Tax Paying Units.

However, the Health Service of Valdivia, (currently the Sanitary Authority), commenced a proceeding challenging the ruling, which must be decided by the Supreme Court. The matter is currently pending resolution.

3)	Through Resolution No. 860 dated December 21, 2004, COREMA began sanction proceedings against the Company due to the discharge of refrigeration water at the Valdivia Plant, the disposal of solid waste, the accumulation of spills and the spilling of non-authorized effluents.

On January 11, 2005, Arauco filed its response, and through Resolution No. 182 dated March 15, 2005, COREMA resolved to sanction the Company with 800 UTM (U.S.$63 thousand as of March 31, 2008), Arauco appealed that sanction on March 31, 2005 and paid 10% of the total claimed. The case is currently in progress.

4)	Through resolution dated April 22, 2005, the Regional Ministerial Secretary of Health (the “Health SEREMI”) fined Arauco 1,000 UTM (U.S.$79 thousand as of March 31, 2008), due to a fatal accident involving an employee in January 2005. The Company appealed the fine in the Second Civil Court of Valdivia, through case No. 785-2005, which is currently in progress.

5)	Through Resolution No. 17 dated January 18, 2005, COREMA began sanction proceedings against the Company due to an alleged increase in the capacity of the plant, an increase of additional discharge waters into the Cruces River, a lack of compliance with the quality and emission guidelines for fluid waste, a lack of compliance with the required measurement of TRS gas and a lack of compliance with other measurement parameters. The Company filed its appeal last January 31, 2005.

Through Resolution No. 197 dated March 18, 2005, COREMA fined Arauco 1,400 UTM (U.S.$111 thousand as of March 31, 2008). Arauco appealed that sanction and paid the required percentage of the total claimed. The case is currently in progress, through case No. 777-05

6)	Through Resolutions 3300 and 3301 dated December 20, 2004, the Superintendent of Sanitary Services began sanction proceedings against the Company due to the Company exceeding the guidelines of the Resolution on Environmental Description, approved by the Study of Environmental Impact regarding the total emission of phosphate and temperature.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

Through Resolution 290 dated January 26, 2005, the Superintendent of Sanitary Services fined Arauco 200 Annual Tax Units (“UTA”, an Annual Tax Unit that is a Chilean inflation-indexed, peso-denominated monetary unit which is set monthly in advance based on the previous month’s inflation rate) (U.S.$190 thousand at March 31, 2008). This Resolution was judicially appealed on February 9, 2005 in the appropriate Civil Court of Santiago, which rejected the complaint. The resolution was appealed in the Appeal Court, and the matter is currently in progress.

7)	Several complaints have been filed with the Warranty Court of Valdivia, due to alleged violations in connection with the operations of the Valdivia Plant. All the complaints are being addressed through a single investigation. The complaints charge alleged violations set forth in Article 291 of the Penal Code, Article 136 of the Fishing Law and Article 38 of the National Monuments Law. The investigation is currently in progress in the appropriate District Attorney’s office. In the opinion of the management, based on the reports of its legal counsel, the evidence in the investigation does not credit responsibility to the Company for these events.

8)	On April 27, 2005, the State of Chile Defense Committee filed an indemnity demand against the Company in the First Civil Court of Valdivia (Rol 746-2005). The Company filed its response that it is not responsible for the environmental damages and therefore the indemnification payments, as well as the claimed repairs, are inadmissible. The lawsuit is pending resolution.

9)

Through Resolution 1755 dated June 24, 2005, the Superintendent of Sanitary Services began a sanction proceeding against the Company for exceeding emissions standards regarding temperature, suspended solid waste, arsenic, total phosphorus, hexavalente chrome, molybdenum and nickel. On July 11, 2005, the Company filed its response to the Superintendent. Nevertheless, on December 26, 2005, the Superintendent resolved to sanction the Company with a fine of 400 UTA (U.S.$380 thousand at March 31, 2008). The Company appealed to the 26th Civil Court of Santiago. The claim was denied according to a notification dated September 6, 2007. In virtue of that, the Company filed an appeal, which is currently pending resolution.

10)	On January 25, 2006, the Health SEREMI commenced a sanitary proceeding with regard to a fatal accident in January 2006 involving an employee of a contractor working in the Valdivia project, but no charges have been presented against Arauco. As a result of the event, the Public Ministry of San José de la Mariquina is conducting an investigation, which is still pending. It is management’s opinion, based on reports of the legal counsel, that the evidence linked to the investigation does not attribute responsibility of the Corporation or their officers for the events occurred.

11)	As a result of a complaint regarding odors perceived by some citizens of the city of Valdivia on May 19, 2007, the Sanitary Authority initiated a sanitary investigation against the Valdivia Plant. Arauco presented their responses dated May 28, 2007 and the matter is pending final resolution.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

B)	Arauco is subject to the following legal actions and proceedings affecting its Arauco Plant:

1)	On August 23, 2004, Arauco’s Department of Health Services began a sanitation investigation based on the nuisance caused by a turpentine spill at the Arauco Plant. Through a Resolution dated November 8, 2004, Arauco’s Department of Health Services resolved to fine the Company 1,000 UTM (U.S.$79 thousand at March 31, 2008).

This Resolution was judicially appealed on November 17, 2004 before the Court of Lebu, and is currently pending resolution.

C)	Arauco is subject to the following legal actions and proceedings affecting its Nueva Aldea Forestry Industrial Complex:

1)	On April 8, 2005, several appeal claims were filed against the Resolution on Environmental Qualification of the Project of New Works and Updates of the Nueva Aldea Forestry Industrial Complex, which had been approved on March 10, 2005. The aforementioned appeals were filed by individuals who participated in the development of the Study on Environmental Impact, with the participation of citizens. On May 4 and May 31, 2005, respectively, the Company and the Regional Environmental Commission of the Eighth Region informed the public about the appeals, which are currently in progress.

We consider that the Resolution on Environmental Qualification is sufficiently funded and adjusted to current law. In management’s opinion, based on reports of the legal counsel, such appeals should be rejected.

2)	On December 15, 2005, the Health SEREMI commenced a sanitary proceeding with regard to an accident involving the exposure of three employees of Echeverría Izquierdo Montajes Industriales, S.A., while handling the equipment owned by a subcontractor of Echeverría Izquierdo Montajes Industriales, S.A. The Company was required to appear in the proceeding and submitted all required paperwork. Through Resolution 2810, dated June 29, 2006, the SEREMI resolved to sanction various companies, including Arauco, which the SEREMI fined 300 UTM (US$24 thousand at March 31, 2008). Arauco subsequently presented an appeal to the sanction before the court of Concepción. The proceeding is currently in progress.

3)	At the end of March 2006, several appeal claims were presented against the Resolution on Environmental Qualification of the Project of New Works and Updates of the Nueva Aldea Forestry Industrial Complex, which were approved on February 20, 2006. The appeals were filed by individuals who participated in the development of the Environmental Impact Study, with the participation of other Chilean citizens. On May 31, 2006, the company informed the Executive Committee of the CONAMA about the appeals. The proceedings are currently in progress.

We consider that the Resolution on Environmental Qualification is sufficiently funded and adjusted to current law. In management’s opinion, based on reports of the legal counsel, such appeals should be rejected.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

4)	On December 27, 2006, a dispute was presented by relatives of Mr. Pablo Reyes Cerda, a former employee of a contracting company of the Nueva Aldea Forestry Industrial Complex, who died on November 24, 2006, relating to his alleged homicide. The State Prosecutor of Quirihue is carrying out the investigation. In the opinion of the management, based on the reports of its legal counsel, the evidence in the investigation does not credit responsibility to the Company for these matters.

5)	In October of 2006, Mr. Héctor Manuel Rabanal Baeza filed charges with the corresponding Prosecutor for damages to private property. The complaint alleges damages were caused by operations of the Pulp Plant of the Forestry Industrial Complex of Nueva Aldea. The corresponding Prosecutor is carrying out the investigation. In the opinion of the management, based on the reports of its legal counsel, the evidence in the investigation does not credit responsibility to the Company for these matters.

6)	According to the Inspection Records dated June 11, 2007, the Sanitary Authority requested that a Company representative present the files previously mentioned referring to an alleged event of odors occurring on the same date. The proceeding is currently ongoing.

7)	On March 9, 2007, Mr. Andrés Cáceres Lorca, in representation of don Eduardo Alberto Schwencke Balde and of the Hydro Power Company, submitted a claim for an alleged usurpation of the right to explore underground waters. The State Prosecutor of Quirihue is conducting the investigation. In the opinion of the management, based on the reports of its legal counsel, the evidence in the investigation does not credit responsibility to the Company for these matters.

8)	As of December 20, 2007, the Company has been notified of nine similar complaints. Eight complaints are directed against Echeverría Izquierdo Montajes Industriales S.A., as employer and against Celulosa Arauco and Constitución S.A., as the responsible subsidiary, and also directly against Arauco. The other complaint is directed against Mr. Leonel Enrique Espinoza Canales as employer and against Celulosa Arauco and Constitución S.A., as responsible subsidiary, and directly against Arauco.

The complaints requests that all the plaintiffs (72 plaintiffs in total) be indemnified for the damages that they allegedly suffered as a result of the event which took place in December of 2005, referenced in item C.2 above.

Notified of said complaints, the Company opposed on the basis of lack of jurisdiction, and answered the principal complaints, claiming that they are invalid for failure to state a claim. Also, the Company responded to the secondary complaints directly against the Company, requesting them to be rejected for lacking any merit. The matter is currently proceeding.

9)	On January 29, 2008, the Company received notice of another complaint by a former employee, Fernando Vargas Llanos, requesting indemnification for damages for alleged damages suffered in virtue of the event that took place in December 2005, referred in item C.2 above. The complaint is directed against his former employer Inspección Técnica y Control de Calidad Limitada (ITC), the construction company Echeverría Izquierdo Montajes Industriales S.A. and Celulosa Arauco y Constitución S.A.

Notified of said complaint, the Company opposed on the basis of lack of jurisdiction, and answered the complaint claiming that they are invalid for failure to state a claim. The matter is currently proceeding.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

D)	Arauco is subject to the following legal actions and proceedings affecting its Constitución Plant:

1)	On January 24, 2006, the Company was notified of a claim for an injunction brought by Alvaro Santa María Prieto and Alejandro Lagos Letelier in the Court of Constitucion, seeking to modify the Company’s activities in the area with respect to air quality control guidelines. In the opinion of the management, based on the reports of its legal counsel and the factual information available to us, this complaint lacks merit.

E)	Celulosa Arauco y Constitución S.A. has the following legal actions and proceedings affecting its Pulp Plant of Licancel:

1)	Dated June 16, 2007, a Recourse of Protection against the Company was submitted before the Appeals Court of Talca by Mrs. Ana María Lepe Céspedes, acting as President of the Community Organization Participa on behalf of Juan Poblete and other natural individuals (file number 789-07), regarding the spill in the Pulp Plant Licancel to the Mataquito River on June 5th, 2007.

Another appeal presented by Ms. Ana María Lepe Céspedes was added to the referenced claim, also in her capacity as President of the Community Organization Participa and on behalf of the same persons. The claim was presented as a result of the duct breakage of which the claimant was informed of on June 19, the date of the spillage into the Mataquito River.

2)	By the Inspection Act Nº 3851 dated as of June 5, 2007 the Sanitary Authority of the Maule Region initiated a sanitary Indictment regarding the death of fish in the Mataquito River detected on June 5, 2007 that was attributed to spilling of industrial liquids from the Licancel Plant. The Company presented its responses at the Lincantén Office of the Health SEREMI of the Maule Region dated June 12, 2007. The proceeding is still pending.

3)	The Sanitary Indictment (Rit 489-2007) initiated by the Sanitary Authority, according to the Inspection Act number 1150 of June 18, 2007 was initiated regarding leaking of industrial liquid on the ground and the draining to the Louders Channel and the Mataquito River, the creation of chip movement in the collection area and movement of these to such patio since it would result in an infraction to the current operational prohibitions.

Responses were presented on June 22, 2007, date of the citation, and date on which investigations were also conducted resulting in the need for new factual declarations.

Through a resolution dated August 20, 2007, the company was fined 2,000 UTM. The Company presented an appeal to the same authority, which was rejected on October 11, 2007. The resolution to the Sanitary Authority was the subject of a claim presented to the 4th Civil Court of Talca, dated October 31, 2007, which is still pending.

4)

Sanitary Indictment (Rit Nº 535-2007) initiated by the Sanitary Authority, according to the Inspection Act No 1153 dated June 21, 2007, regarding the functioning of a Black Liquor (Licor Negro) pool that would infringe the current operational prohibitions, disposing the immediate detention of the process and if necessary, the withdrawal and moving of the product, preventing any effect on the community, environment or workers health. The Company presented its responses but on July 13 the Health SERMI imposed a fine for 1000 UTM (US$79 thousand at March 31, 2008) and kept the functioning prohibition

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

for a total of 60 business days until they obtain a favorable report from the Sanitary Authority. On July 20, 2007 Arauco presented a reposition recourse to the Health SEREMI of the Maule Region with the purpose of leaving the July 13 resolution without effect, which was denied on September 28, 2007. A judicial claim was filed on October 1, 2007, and matter is currently pending resolution. In any case, the Health SEREMI of the Maule Region lifted the functioning ban (Resolution Nº 6860 dated October 22, 2007).

5)	Pursuant to Resolution N° 1828 dated June 13, 2007, the Sanitary Services Superintendent initiated an administrative sanctioning process against the Company regarding the surpassing of the maximum levels allowed for the pH parameters and suspended solids. The Company presented its responses within the time established in the resolution, which was June 25, 2007.

Pursuant to a resolution dated June 26, 2007 the Sanitary Services Superintendent resolved to amplify the charges included in resolution 1828.

Arauco presented its respective responses dated as of July 17, 2007. However, by Resolution N° 2589 of August 28, 2007, the Sanitary Services Superintendent sanctioned the Company with a fine of 100 UTA (US$95 thousand as of March 31, 2008) for not following the applicable emission norms and with a fine of 1,000 UTA (US$950 thousand as of March 31, 2008) for risking the health of the population. This last sanctioned was appealed before the Court of Santiago and the matter is currently still pending resolution.

6)	The Public Ministry initiated an investigation related to the death of fish above-mentioned, to which complaints presented by both public and private entities were accumulated. The investigation is being led by part of the prosecutor’s office of Licanten (Ruc 0700427552-1).

7)	According to the Inspection Act Nº 1155, dated July 10, 2007, the black liquor pool had been functioning; however, the movement of trucks with pieces of pine during the loading and unloading process would have been observed, and the presence of loaded trucks in the sector west of the aviation field would have also been observed. Pursuant to this, the Company was requested to present their responses regarding the sanitary indictment, which was done on July 20, 2007. The matter is still pending.

8)	On September 7, 2007, the State Defense Council presented a complaint against the Company for reparations of environmental damages and indemnifications of damages to the Fourth Civil Tribunal of Talca (Rol 322-2007). After the Company was notified, the parties agreed to suspend the proceeding for ninety business days, which was approved by the tribunal on December 21, 2007.

9)	On April 8, 2008 through Resolution Nº 1340, the Superintendence of Sanitary Services initiated an administrative proceeding against the Company regarding lack of compliance with the conditions imposed by the Environmental Qualification Resolution Nº308 of 2006, specifically items 4.1 and 10, allowing the Company ten days to refute the charges in the resolution.

On April 23, 2008, the company formulated the evidence to refute the charges and requested the establishment of a probation period. The matter is currently pending resolution.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

The Company is not currently involved in any other court proceedings or any other legal actions that could significantly affect its financial, economic or operational conditions.

Other contingencies

a)	The Electricity and Fuel Superintendent imposed sanctions on Arauco’s subsidiary Arauco Generación S.A. for alleged deficiencies in the Central Interconnected System. Arauco Generación S.A. is appealing these sanctions in the Court of Justice and with the Superintendent, and the matter is currently pending resolution. The amounts of the fines in question reach Ch$50,186 thousand (U.S.$115 thousand) and have been recorded in the consolidated financial statements.

b)	On October 8, 2007 the Administracion Federal de Ingresos Públicos (“AFIP”) notified the subsidiary Alto Paraná S.A. the commencement of an administrative process (“court-initiated proceedings”), where the deductibility to the Income Tax, certain expenses, interests and exchange gains or losses generated by Private Negotiable Obligations that were issued by the Company in 2001 and precanceled in 2007 for a sum of US$250 million are being questioned.

On December 14, 2007, the AFIP notified Alto Paraná S.A. that it rejected the subsidiary’s position and proceeded to demand the income, within fifteen business days, of the calculated differences in the Income Taxes for the financial years 2002, 2003 and 2004 for the sum of US$ 53,052 thousand in principal and the rest as back interest and penalty fines.

Based on the opinion of the legal counsel and according to the analysis and evaluation of the grounds of the claim, of the applicable norm and the existing judicial precedents, the Company considers that there are solid grounds that credit the legitimacy of it going forward in the determination of its tributary charge, ending up hopeful that the fiscal claim is revoked by the jurisdictional court. For such reasons we have not included a provision for this concept.

As of March 31, 2008, the Company was not involved in any other court proceedings or any other legal actions that could significantly affect its financial, economic or operational conditions.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

Restrictions

a)	Due to the liabilities presented in the categories of banks borrowings and bonds, there are certain financial restrictions with which Arauco must comply. Non-compliance could result in these debts becoming fully payable upon demand.

The minimum financial restrictions are:

(i) the ratio of debt to consolidated tangible net worth must not be greater than 1.2;

(ii) consolidated net worth must not be less than U.S.$ 2,500 million; and

(iii) the interest coverage ratio must not be less than 2.0.

Arauco’s Argentine subsidiary Alto Paraná S.A., due to its obligations with Rule 144A, must comply with the following ratios:

(i) the total financial liabilities (excluding Rule 144A debt) must not be greater than 65% of its shareholders’ equity plus the debt with JPMorgan Chase; and

(ii) the ratio between EBITDA and excluded interests generated by the debt with Rule 144A cannot be less than 1.75.

Both Arauco and its subsidiary Alto Paraná S.A. have complied with these restrictions as of March 31, 2008.

b)	An agreement of Wood Supply and Future Land Purchases entered into by Celulosa Arauco y Constitución S.A. and a contract of Forestry Administration entered into by certain of Arauco’s forestry subsidiaries, both with the Fondo de Inversión Bío Bío, pursuant to which Arauco is subject to the following minimum financial restrictions. Failure to meet these restrictions could result in the purchase in advance of future obligations.

(i) the ratio of debt to consolidated tangible net worth must not be greater than 1.2;

(ii) consolidated net worth must not be less than U.S.$ 2,500 million; and

(iii) the interest coverage ratio must not be less than 2.0.

Pursuant to the agreement of Wood Supply between Arauco and the Fondo de Inversiones Bio Bio, Arauco would be required to advance the future purchases of wood (in part or entirely, depending on the situation) if the Fondo Bío Bío, in the event of “Significant Adverse Event”, as defined by the agreement, cannot meet its financial obligations with its own resources.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

20.	SHAREHOLDERS’ EQUITY

The movements in the capital and reserve accounts for each of the periods ended March 31, 2007 and 2008 are as follows:

March 31, 2007	Paid-in capital ThU.S.$	Share premium ThU.S.$	Forestry and other reserves ThU.S.$	Retained earnings from prior years ThU.S.$	Interim dividends ThU.S.$	Net Income for the Period ThU.S.$	Total ThU.S.$
Balance as of December 31, 2006	347,551	5,625	1,631,736	2,317,030	(89,758)	619,421	4,831,605
Prior year income allocation	—	—	—	619,421	—	(619,421)	—
Dividend paid	—	—	—	—	—	—	—
Forestry reserve	—	—	(40,853)	—	—	—	(40,853)
Forestry reserve of consolidated subsidiaries to subsidiaries	—	—	(419)	—	—	—	(419)
Conversion adjustment related to subsidiaries	—	—	(1,127)	—	—	—	(1,127)
Adjustment of previous year related to subsidiaries	—	—	—	(22,241)	—	—	(22,241)
Interim dividends	—	—	—	—	—	—	—
Net income for the period	—	—	—	—	—	164,869	164,869

Balance as of March 31, 2007	347,551	5,625	1,589,337	2,914,210	(89,758)	164,869	4,931,834

March 31, 2008	Paid-in capital ThU.S.$	Share premium ThU.S.$	Forestry and other reserves ThU.S.$	Earnings from prior years ThU.S.$	Interim dividends ThU.S.$	Net Income for the Period ThU.S.$	Total ThU.S.$
Balance as of December 31, 2007	347,551	5,625	1,820,426	2,653,426	(108,896)	695,665	5,413,797
Prior year income allocation	—	—	—	695,665	—	(695,665)	—
Dividend paid	—	—	—	—	—	—	—
Forestry reserve	—	—	(41,887)	—	—	—	(41,887)
Forestry reserve of consolidated subsidiaries	—	—	(435)	—	—	—	(435)
Conversion adjustment related to subsidiaries	—	—	15,647	—	—	—	15,647
Adjustment of the previous year related to affiliate	—	—	—	—	—	—	—
Adjustment of the previous year related to subsidiaries	—	—	—	—	—	—	—
Provisory dividends	—	—	—	—	—	—	—
Net income for the period	—	—	—	—	—	187,439	187,439

Balance as of March 31, 2008	347,551	5,625	1,793,751	3,349,091	(108,896)	187,439	5,574,561

The number of shares authorized, issued and outstanding as of March 31, 2007 and 2008 was 113,152,446. The Company’s shares are of a single series without a fixed nominal value.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

21.	OTHER NON-OPERATING INCOME

Other non-operating income was as follows:

	As of March 31,
	2007	2008
	ThU.S.$	ThU.S.$
Indemnity for forests acquired	2,557	—
Reimbursement of customs duties	1,213	1,454
Rental income	346	587
Insurance recoveries	339	173
Sale of materials and others	201	290
Utility other sales	310	410
Tax reimbursement	84	—
Gain on sale of fixed assets	51	—
Land expropriation	—	419
Other income	647	816

Total other non-operating income	5,748	4,149

22.	OTHER NON-OPERATING EXPENSES

Other non-operating expenses were as follows:

	As of March 31,
	2007	2008
	ThU.S.$	ThU.S.$
Other depreciation and amortization	189	359
Write-off of damaged forest	3,518	460
Donations	210	34
Project expenses	453	345
Provision for uncollectible accounts receivable	158	94
Legal expenses	81	608
Taxes	924	1,037
Write-off of inventory	389	150
Services and honoraries	170	—
Fine, readjustment and interests	310	—
Indemnities	8	307
Loss in fix assets sales	—	107
Sales expenses adjustment for previous year	111	727
Mill stoppage	1,425	1,232
Other expenses	1,727	1,569

Total other non-operating expenses	9,673	7,029

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

23.	MINORITY INTEREST

The equity value corresponding to the minority shareholders’ interest in the Company’s subsidiaries was as follows:

	As of Mach 31,
	2007 ThU.S.$	2008 ThU.S.$
Alto Paraná S.A.	179	146
Forestal Arauco S.A.	1,863	1,968
Forestal Cholguán S.A.	5,371	5,464
Controladora de Plagas Forestales S.A.	198	243
Forestal Los Lagos S.A.	4,864	5,811
Flooring S.A.	24	—
Arauco Florestal Arapoti S.A.	—	53,664

Total	12,499	67,296

Income corresponding to the minority shareholders’ interest in the Company’s subsidiaries was as follow:

	As of March 31,
	2007 ThU.S.$	2008 ThU.S.$
Alto Paraná S.A.	(2)	(5)
Forestal Arauco S.A.	(14)	1
Forestal Cholguán S.A.	(13)	(23)
Controladora de Plagas Forestales S.A.	(14)	(17)
Forestal Los Lagos S.A.	53	(93)
Flooring S.A.	86	—
Arauco Florestal Arapoti S.A.	—	(600)

Total	96	(737)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS

From the Chilean Securities Commission

During the periods ended March 31, 2007 and 2008, neither the Company nor any of its Directors or Executives has received sanctions from the Chilean Securities Commission.

From other administrative authorities

1)	As a result of a complaint regarding odors perceived by a group of citizens in the city of Valdivia on May 19, 2007, the Sanitary Authority initiated a sanitary investigation against Planta Valdivia. Arauco presented their responses dated May 28, 2007 and the matter is pending final resolution.

2)	According to the Inspection Act of June 11 2007, the Sanitary Authority requested a representative of the Nueva Aldea Plant of the Company with the purpose of presenting the files referring to an alleged event of odors that occurred on the same date. The matter is pending final resolution.

3)	By the Inspection Act Nº 3851 dated as of June 5, 2007 the Sanitary Authority of the Maule Region initiated a sanitary Indictment regarding the death of fish in the Mataquito River detected on June 5, 2007 that was attributed to spilling of industrial liquids from the Licancel Plant. The Company presented its responses at the Licantén Office of the Health SEREMI of the Maule Region dated June 12, 2007. The matter is currently pending.

4)	The Sanitary Indictment (Rit 489-2007) initiated by the Sanitary Authority, according to the Inspection Act number 1150 of June 18, 2007 was initiated regarding leaking of industrial liquid on the ground and the draining to the Lourdes Channel and the Mataquito River, the creation of chip movement in the wood yard and movement of these to such wood yard which would result in an infraction to the current operational prohibitions.

Requested to present responses, these were presented on June 22, date of the citation, in which also research was completed and new antecedents were required.

Through a resolution dated August 20, 2007, the company was fined 2,000 UTM. The Company presented an appeal to the same authority, which was rejected on October 11, 2007. The resolution to the Sanitary Authority was the subject of a claim presented to the 4th Civil Court of Talca, dated October 31, 2007, which is still pending.

5)	Sanitary Indictment (Rit Nº 535-2007) initiated by the Sanitary Authority, according to the Inspection Act No 1153 dated June 21, 2007, regarding the functioning of a Black Liquor (Licor Negro) pool that would infringe the current operational prohibitions, disposing the immediate detention of the process and if necessary, the withdrawal and moving of the product, preventing any effect on the community, environment or workers health. The Company presented its responses but on July 13 the Health SEREMI imposed a fine for 1,000 UTM and kept the functioning prohibition for a total of 60 business days until they obtain a favorable report from the Sanitary Authority. On July 20, 2007 Arauco presented a reposition resource to the Health SEREMI of the Maule Region with the purpose of leaving the July 13 resolution without effect, which was denied on September 28, 2007, for which a judicial appeal was filed on October 1st. the appeal is currently pending resolution. The Health SEREMI of the Maule Region lifted the functioning ban (Resolution Nº 6860 dated October 22, 2007).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS, continued

6)	Pursuant to Resolution N° 1828 dated June 13, 2007, the Superintendent of Sanitary Services initiated an administrative sanctioning process against the Company regarding the exceeding of the maximum levels allowed for the pH parameters and suspended solids. The Company presented its responses within the time established in the resolution, which was June 25, 2007.

Pursuant to a resolution dated June 26, 2007 the Sanitary Services Superintendent resolved to amplify the charges included in resolution 1828. The respective responses were presented on July 17. However, through resolution 2589 of August 28 2007, the Sanitary Services Superintendent sanctioned the Company with a fine of 100 UTA for not following the applicable emission norms and with a fine of 1,000 UTA for risking the health of the population. This last sanctioned was appealed before the Court of Santiago and the matter is currently pending resolution.

7)	According to the Inspection Act Nº 1155, dated July 10, 2007, the black liquor pool had been functioning; however, the movement of trucks with pieces of pine during the loading and unloading process would have been observed, and the presence of loaded trucks in the sector west of the aviation field would have also been observed. As a result of the above referenced, the Company was summoned to present their discharges in a sanitary proceeding, which they did in July 20, 2007. The matter is pending.

8)	Pursuant to resolution Nº 705/8063, notified to the Company on April 12, 2007, the Communal Labor Inspection of Constitución applied a fine of 140 UTM for an infraction to the Labor Code. The fine was appealed to the Labor Court of Talca and the proceeding is currently in progress.

9)	On December 15, 2005, the Health SEREMI commenced a sanitary proceeding with regard to an accident involving the exposure of three employees of Echeverría Izquierdo Montajes Industriales, S.A., while handling the equipment owned by a subcontractor of Echeverría Izquierdo Montajes Industriales, S.A. The Company was required to appear in the proceeding and submitted all required paperwork. Through Resolution 2810, dated June 29, 2006, the SEREMI resolved to sanction various companies, including Arauco, which the SEREMI fined 300 UTM. Arauco subsequently presented an appeal to the sanction before the court of Concepción. The proceeding is currently in progress.

10)	Through Exempt Resolution No. 0250 dated April 1, 2004, the Environmental Regional Commission (“COREMA”) opened an investigation in connection with some alleged violations of environmental regulations pursuant to Resolution of Environmental Description No. 279-1998 by the Valdivia Project. The Company answered the charges before the Commission. Nevertheless, through Resolution No.387 dated May 24, 2004, the Commission resolved, among other things, to (a) fine the Company 900 UTM for failure to comply with the terms and conditions set forth in Sections 2, 11, 12 and 13 of the Resolution of Environmental Description; (b) accept the measures proposed by the Company to mitigate the odor problem, establishing a schedule for the execution of such measures and (c) point out that the industrial waste fluids discharge system of the emergency system must comply with the Evaluating System of Environmental Impact (Law 19,300).

The aforementioned Resolution No. 387 was judicially appealed in the Civil Court of Puerto Montt on June 4, 2004, in connection with part of the fine mentioned in clause (a) above, and the Company paid 10% of the total claimed. The case is currently in progress.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS, continued

11)	Pursuant to the Records of Inspection dated July 8, 2004 and finalized on July 15, 2004, Valdivia’s Department of Health Services began a Sanitary Indictment for the alleged emission of odors at the Valdivia Plant. On July 19, 2004, the Valdivia Plant filed its reply. Through Resolution 1775 dated December 17, 2004, Valdivia’s Department of Health Services resolved to fine Arauco 1,000 UTM and established some requirements to be fulfilled by the Company.

On December 27, 2004, Arauco judicially appealed the aforementioned Resolution in the First Civil Court of Valdivia, who by definite sentence dated September 2, 2006 rejected the claim, and it was appealed to the Valdivia Court of Appeals. On June 4, 2007, the latter court resolved to partially accept the appeal, thus reducing the fine to a final amount of 200 UTM.

However, the Health Service of Valdivia, now known as the Sanitary Authority, deduced a recourse, which shall be decided by the Supreme Court.

12)	Through Resolution No. 860 dated December 21, 2004, COREMA began sanction proceedings against the Company due to the discharge of refrigeration water at the Valdivia Plant, the disposal of solid waste, the accumulation of spills and the spilling of non-authorized effluents.

On January 11, 2005, Arauco filed its response, and through Resolution No. 182 dated March 15, 2005, COREMA resolved to sanction the Company with 800 UTM, Arauco appealed that sanction on March 31, 2005 and paid 10% of the total claimed. The case is currently in progress.

13)	Through resolution dated April 22, 2005, the Regional Ministerial Secretary of Health (the “Health SEREMI”) fined Arauco 1,000 UTM due to a fatal accident involving an employee in January 2005. The Company appealed the fine in the Second Civil Court of Valdivia, through case No. Rol 785-2005, which is currently under process of notification.

14)	Through Resolution No. 17 dated January 18, 2005, COREMA began sanction proceedings against the Company due to an alleged increase in the capacity of the plant, an increase of additional discharge waters into the Cruces River, a lack of compliance with the quality and emission guidelines for fluid waste, a lack of compliance with the required measurement of TRS gas and a lack of compliance with other measurement parameters. The Company filed its appeal last January 31, 2005. Through Resolution No. 197 dated March 18, 2005, COREMA fined Arauco 1,400 UTM. Arauco appealed that sanction and paid the required percentage of the total claimed. The case is currently in progress under the Civil Court of Puerto Montt.

15)	Through Resolutions 3300 and 3301 dated December 20, 2004, the Superintendent of Sanitary Services began sanction proceedings against the Company due to the Company exceeding the guidelines of the Resolution on Environmental Description, approved by the Study of Environmental Impact regarding the total emission of phosphate and temperature.

Through Resolution 290 dated January 26, 2005, the Superintendent of Sanitary Services fined Arauco 200 UTA. This Resolution was judicially appealed on February 9, 2005 in the appropriate Civil Court of Santiago, which rejected the complaint. The resolution was appealed in the Appeal Court, and the matter is currently in progress.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS, continued

16)

Through Resolution 1755 dated June 24, 2005, the Superintendent of Sanitary Services began a sanction proceeding against the Company for exceeding emissions standards regarding temperature, suspended solid waste, arsenic, total phosphorus, hexavalente chrome, molybdenum and nickel. On July 11, 2005, the Company filed its response to the Superintendent. Nevertheless, on December 26, 2005, the Superintendent resolved to sanction the Company with a fine of 400 UTA. The Company presented a challenge to the decision before the 26th Civil Court of Santiago. The Court rejected the Company’s claim, according to the judgment of September 6, 2007. As a result, the Company appealed the decision, which is still pending resolution.

17)	On August 23, 2004, Arauco’s Department of Health Services began a sanitation investigation based on the nuisance caused by a turpentine spill at the Arauco Plant. Through a Resolution dated November 8, 2004, Arauco’s Department of Health Services resolved to fine the Company 1,000 UTM.

This Resolution was judicially appealed on November 17, 2004 before the Court of Lebu, and is currently pending resolution.

18)	On April 8, 2008 through Resolution Nº 1340, the Superintendency of Sanitary Services initiated an administrative proceeding against the Company regarding lack of compliance with the conditions imposed by the Environmental Qualification Resolution Nº308 of 2006, specifically items 4.1 and 10, allowing the Company ten days to refute the charges in the resolution.

On April 23, 2008, the company formulated the evidence to refute the charges and requested the establishment of a probation period. The matter is currently pending resolution.

19)	Through resolution Nº 1114 dated June 30, 2005, the Superintendency of Electricity and Fuel applied a fine of 70 UTA to Arauco Generation S.A., for the interruption of electricity that affected the Central Intercommunication System on November 7, 2003. This fine is being appealed to said Superintendency.

20)	The Commission of Electricity and Fuels, in Exempt Resolution No. 809 dated April 27, 2004, a fine of 70 UTA on Arauco Generación S.A. in its capacity as a member company of the Load Economic Dispatch Center – Central Interconnected System, for not coordinating to preserve the safety of the electric system, as found in the Central Interconnected System’s investigation of the general failure that occurred on January 13, 2003. The fine is currently being appealed.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

25.	BOND ISSUE COSTS

Arauco amortizes costs related to the issuance of bonds on a straight-line basis over the term of the bonds.

The charges to income related to such amortizations for the periods ended March 31, 2007 and 2008 were U.S.$584 thousand and U.S.$666 thousand respectively, which amounts are reflected in the statement of income under the heading “Interest Expense” on the consolidated statements of income. The costs recorded for each period are shown below.

	As March 31,
	2007 ThU.S.$	2008 ThU.S.$
Underwriters commission	4,483	4,775
Stamp tax	3,231	3,404
Repayment of bonds	2,112	1,638
Legal advice	1,465	1,588
Printing costs	53	69
Risk evaluation	35	273
Other	206	281
Financial consultancy	—	255

Total bond issue costs	11,585	12,283

26.	CASH FLOW

According to regulations established in Circular No. 1312 by the Chilean Securities Commission, the following describes financing or investing activities that will require future cash flows.

Investment Flows	Currency	Amount	Affected Flow
Fixed assets investment	U.S.$	13.78 million	2008
Pulp mill Investment project	U.S.$	123.80 million 57.80 million 2.40 million	2008 2009 2010
Contribution to capital of Inversiones Puerto Coronel S.A., a related company	U.S.$	8.00 million	2008

27.	ENVIRONMENTAL

The following current and future expenditures related to the improvement of or investment in product processes designed to protect the environment were made during the period ended March 31, 2008.

•	Activities of monitoring, analysis and treatments of gases and effluents. Spent: U.S.$65 million (U.S.$21.8 million in 2007). Estimated future cost: U.S.$32 million (U.S.$42.8 million in 2007).

•

Payment related to environmental protection as a consequence of the Nueva Aldea Project (formerly named the Itata Plant project). US$645 thousand in 2007. Estimated future cost: US$205 thousand in 2007.

•

Payment related to the construction of ducts for the discharge of effluents in the Nueva Aldea Plant, the Valdivia Plant and the Constitución Plant. Spent: U.S.$12.6 million (US$10.9 million in 2007). Estimated future cost: US$5.5 million (U.S.$ 16.3 in 2007).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

27.	ENVIRONMENTAL, continued

•

Project to improve the evacuation of water and effluent treatment of the Paneles Mill. Spent: U.S.$825 thousand (U.S.$222 thousand in 2007). Estimated future cost: U.S.$2 million (U.S.$618thousand in 2007).

The Company’s subsidiaries Forestal Celco S.A., Forestal Cholguán S.A., Bosques Arauco S.A. and Forestal Valdivia S.A. are implementing an environmental system regulated under a certification process under rule ISO 14.001. Between January 1 and March 31, 2008 these subsidiaries paid U.S.$73 thousand (U.S.$58 thousand in 2007) in relation to the system and anticipate that an additional U.S.$144 thousand (U.S.$134 thousand in 2007) will be spent.

28.	SUBSEQUENT EVENTS

No event has occurred since March 31, 2008 and up to the filing of these financial statements that may affect significantly the financial situation of Arauco.

Robinson Tajmuch V.	Matías Domeyko C.
Chief Controller Officer	Chief Executive Officer

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2008

Amounts in thousands of U.S. dollars, except as indicated

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: May 20, 2008	By:	/s/ MATIAS DOMEYKO C.
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer